                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10/A
                                Amendment No. 1


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
     PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                             Merchants Bancorp, Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                Ohio                                     31-1467303
-----------------------------------------   ------------------------------------
     (State or other jurisdiction of        (I.R.S. Employer Identification No.)
     incorporation or organization)

 100 North High Street, Hillsboro, Ohio                    45133
-----------------------------------------   ------------------------------------
(Address of principal executive offices)                 (Zip Code)

Registrant's telephone number, including area code:        (937) 393-1993
                                                    ----------------------------

Securities to be registered under Section 12(b) of the Act:

Title of each class                         Name of each exchange on which
to be registered                            each class is to be registered

                  None                                     None
-----------------------------------------   ------------------------------------

-----------------------------------------   ------------------------------------


Securities to be registered under Section 12(g) of the Act:

                                     Common
           -----------------------------------------------------------
                                (Title of class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


ITEM 1. DESCRIPTION OF BUSINESS

General


         Merchants Bancorp, Inc. (the "Company") was incorporated under the laws of the State of Ohio on March 29, 1996 at the direction of the Board of Directors of the Merchants National Bank (the "Bank") for the purpose of becoming a bank holding company by acquiring all of the outstanding shares of the Bank. In December, 1996 the Company became the sole shareholder of the Bank. The principal office of the Company is located at 100 North High Street, Hillsboro, Ohio 45133. The Bank has operated in Hillsboro, Ohio as a national banking association since its charter was granted on December 26, 1879. Hillsboro, situated in south central Ohio, is centrally located between the cities of Columbus, Cincinnati and Dayton, and is the county seat of Highland County. Highland County has a population of approximately 41,000. The Company, through its banking affiliate, also conducts business in the neighboring counties of Madison and Fayette, which have populations of approximately 40,000 and 28,000, respectively.



         This tri-county area is primarily agricultural. Madison County is one of Ohio's principal producers of corn and soybeans, and Fayette County is a significant horsebreeding area. However, manufacturing also provides a significant source of employment in the area, accounting for approximately 30% of all jobs in the three counties. Area manufacturers produce a wide array of products, including textiles, electrical components and automotive parts. Some of the area's principal manufacturers include the Hobart Corp., Johnson Controls, Inc., the Showa Aluminum Corp., Yamashita Rubber and Calmas, Inc.



         The Company, through its banking affiliate, offers a broad range of banking services to the commercial, industrial and consumer market segments which it serves. The primary business of the Bank consists of accepting deposits through various consumer and commercial deposit products, and using such deposits to fund various loan products. The Bank's primary loan products (and the general terms for each) are as follows: (1) loans secured by residential real estate, including loans for the purchase of one to four family residences which are secured by 1st and 2nd mortgages (15 to 30 year terms with fixed and adjustable rate options) and home equity loans (10 year maturities tied to prime rate); (2) consumer loans, including new and used automobile loans (up to 60 months), loans for the purchase of mobile homes (10 to 15 year terms) and debt consolidation loans (exact terms depending upon available collateral); (3) agricultural loans, including loans for the purchase of real estate used in connection with agricultural purposes (15 to 30 year terms), operating loans (1 year terms) and loans for the purchase of equipment (5 to 7 year terms); and (4) commercial loans, including loans for the purchase of real estate used in connection with office or retail activities (15 to 20 year terms), loans for the purchase of equipment (7 to 10 year terms) and loans for the purchase of inventory (1 year terms).

         The primary risks inherent in any type of lending include interest rate risk and credit risk associated with the credit quality of individual borrowers. For further information regarding interest rate risk, see the section captioned "Market Risk Management" under "Management's Discussion and Analysis of Financial Condition and Results of Operations." Credit risk is generally offset both through the use of security and mortgage interests, and through the implementation of designated loan approval processes. Senior mortgages in real estate provide the greatest protection in the event of borrower default, while junior mortgages and security interests in depreciating assets provide somewhat less protection. Loans not secured by real or personal property present the greatest risk of loss upon default. All loans, whether secured or unsecured, are approved in accordance with a loan policy adopted by the Company's Board of Directors. While loan officers do have authority to make credit decisions outside of the parameters of the Board's loan policy, such loan officers must satisfy designated documentation requirements when doing so. Credit risk is further mitigated both by restricting the types of loans and by establishing maximum amounts which can be approved by individual loan officers. Loans made beyond these individual limitations must be affirmatively approved by a committee comprised of loan officers. The Bank also engages in certain government guarantee programs, which help to reduce the risk inherent in certain types of loans.

         All of the Bank's deposit and lending services are available at its four full service offices. The remaining three offices of the Bank are engaged primarily in deposit-related services. The Company has no foreign operations, assets or investments.


         The Bank is a national banking association organized under the laws of the United States. The Bank is regulated by the Office of the Comptroller of the Currency ("OCC"), and its deposits are insured by the Federal Deposit Insurance Company ("FDIC") to the extent permitted by law and, as a subsidiary of the Company, is regulated by the Board of Governors of the Federal Reserve. As of December 31, 2001, the Company and its subsidiary had consolidated total assets of approximately $305 million, consolidated total deposits of approximately $263 million and consolidated total shareholders' equity of approximately $30.2 million.

Employees

         As of March 31, 2002, the Bank had 78 full-time and 11 part-time employees. The Bank provides a number of benefits for its full-time employees, including health and life insurance, pension, profit sharing and 401(k) plans, workers' compensation, social security, paid vacations, and certain bank services.

Competition

         The Bank's market consists of the following Ohio Counties:;
Highland; and Madison. The commercial banking business in this market is very competitive. The Company and the Bank are in competition with other commercial banks operating in the primary market area. Some competitors of the Company and the Bank are substantially larger than the Bank. In addition to local bank competition, the Bank competes with larger commercial banks headquartered in metropolitan areas, savings banks, savings and loan associations, credit unions, finance companies and other financial institutions for loans and deposits.

         Pursuant to Deposit Market Share statistical information compiled by the Federal Deposit Insurance Corporation, there are approximately twenty (20) financial institutions operating in the Bank's market. As of June 30, 2001 (the most recent date for which the compiled statistical information is available) the Bank possessed the largest market share with $246 million in total deposits, representing a market share of approximately 19%. Three other depositary institutions also possess over 10% of the market share in the Bank's market. They include: (1) Fifth Third Bank, with $185 million in total deposits; (2) NCB Savings Bank, FSB, with $177 million in total deposits; and (3) Huntington National Bank, with $149 million in total deposits.


         The principal methods of competition within the financial services industry include improving customer service through the quality and range of services provided, improving efficiencies, and pricing services competitively. The Bank views its primary competitive advantages as being the provider of outstanding customer service and maintaining strong relationships with its core customer base. Rarely does the Bank offer the highest rates on deposit accounts or the lowest rates on loans. Fees and service charges are priced to meet the competition. The Bank believes that its distinguishing characteristics are knowing its customers, offering quality customer service and timely loan decisions and closings. By focusing on these key attributes, the Bank has built a loyal customer base, which also serves as its greatest source of new business by way of customer referrals.

SUPERVISION AND REGULATION

General

         Merchants Bancorp, Inc. is a corporation organized under the laws of the State of Ohio. The business in which the Company and its subsidiary are engaged is subject to extensive supervision, regulation and examination by various bank regulatory authorities. The supervision, regulation and examination to which the Company and its subsidiary are subject are intended primarily for the protection of depositors and the deposit insurance funds that insure the deposits of banks, rather than for the protection of shareholders.

         Several of the more significant regulatory provisions applicable to banks and bank holding companies to which the Company and its subsidiary are subject are discussed below, along with certain regulatory matters concerning the Company and its subsidiary. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory provisions. Any change in applicable law or regulation may have a material effect on the business and prospects of the Company and its subsidiary.

Regulatory Agencies

         The Company, upon approval from the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), became a bank holding company on December 31, 1996, and continues to be subject to regulation under the Bank Holding Company Act of 1956 and to inspection, examination and supervision by the Federal Reserve Board.

The Bank is a national banking association chartered under the laws of the United States of America. It is subject to regulation and examination primarily by the Office of the Comptroller of the Currency (the "OCC") and secondarily by the Federal Reserve Board and the FDIC.

Holding Company Activities

         As a bank holding company incorporated and doing business within the State of Ohio, the Company is subject to regulation and supervision under the Bank Holding Act of 1956, as amended (the "Act"). The Company is required to file with the Federal Reserve Board on a quarterly basis information pursuant to the Act. The Federal Reserve Board may conduct examinations or inspections of the Company and its subsidiary.

         The Company is required to obtain prior approval from the Federal Reserve Board for the acquisition of more than five percent of the voting shares or substantially all of the assets of any bank or bank holding company. In addition, the Company is generally prohibited by the Act from acquiring direct or indirect ownership or control of more than five percent of the voting shares of any company which is not a bank or bank holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiaries. The Company may, however, subject to the prior approval of the Federal Reserve Board, engage in, or acquire shares of companies engaged in activities which are deemed by the Federal Reserve Board by order or by regulation to be so closely related to banking or managing and controlling a bank as to be a proper activity.

         On November 12, 1999, the Gramm-Leach-Bliley Act (the "GLB Act") was enacted into law. The GLB Act made sweeping changes with respect to the permissible financial services which various types of financial institutions may now provide. The Glass-Steagall Act, which had generally prevented banks from affiliation with securities and insurance firms, was repealed. Pursuant to the GLB Act, bank holding companies may elect to become a "financial holding company," provided that all of the depository institution subsidiaries of the bank holding company are "well capitalized" and "well managed" under applicable regulatory standards.

         Under the GLB Act, a bank holding company that has elected to become a financial holding company may affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. Activities that are "financial in nature" include securities underwriting, dealing and market-making, sponsoring mutual funds and investment companies, insurance underwriting and agency, merchant banking, and activities that the Federal Reserve Board has determined to be closely related to banking. No Federal Reserve Board approval is required for the Company to acquire a company, other than a bank holding company, bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board. Prior Federal Reserve Board approval is required before the Company may acquire the beneficial ownership or control of more than 5% of the voting shares, or substantially all of the assets, of a bank holding company, bank or savings association. If any subsidiary bank of the Company ceases to be "well capitalized" or "well managed" under applicable regulatory standards, the Federal Reserve Board may, among other actions, order the Company to divest the subsidiary bank. Alternatively, the Company may elect to conform its activities to those permissible for a bank holding company that is not also a financial holding company. If any subsidiary bank of the Company receives a rating under the Community Reinvestment Act of 1977 of less than satisfactory, the Company will be prohibited from engaging in new activities or acquiring companies other than bank holding companies, banks or savings associations. The Company has not elected to become a financial holding company and has no current intention of making such an election.

Affiliate Transactions

         Various governmental requirements, including Sections 23A and 23B of the Federal Reserve Act, limit borrowings by holding companies and non-bank subsidiaries from affiliated insured depository institutions, and also limit various other transactions between holding companies and their non-bank subsidiaries, on the one hand, and their affiliated insured depository institutions on the other. Section 23A of the Federal Reserve Act also generally requires that an insured depository institution's loan to its non-bank affiliates be secured, and Section 23B of the Federal Reserve Act generally requires that an insured depository institution's transactions with its non-bank affiliates be on arms-length terms.

Interstate Banking and Branching

         Under the Riegle-Neal Interstate Banking and Branching Efficiency Act ("Riegle-Neal"), subject to certain concentration limits and other requirements, bank holding companies such as the Company are permitted to acquire banks and bank holding companies located in any state. Any bank that is a subsidiary of a bank holding company is permitted to receive deposits, renew time deposits, close loans, service loans and receive loan payments as an agent for any other bank subsidiary of that bank holding company. Banks are permitted to acquire branch offices outside their home states by merging with out-of-state banks, purchasing branches in other states and establishing de novo branch offices in other states, The ability of banks to acquire branch offices is contingent, however, on the host state having adopted legislation "opting in" to those provisions of Riegle-Neal. In addition, the ability of a bank to merge with a bank located in another state is contingent on the host state not having adopted legislation "opting out" of that provision of Riegle-Neal. The Company could from time to time use Riegle-Neal to acquire banks in additional states.

Control Acquisitions

         The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company, unless the Federal Reserve Board has been notified and has not objected to the transaction. Under the rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Company, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company. In addition, a company is required to obtain the approval of the Federal Reserve Board under the Bank Holding Company Act before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of any class of outstanding voting stock of a bank holding company, or otherwise obtaining control or a "controlling influence" over that bank holding company.

Liability for Banking Subsidiaries

         Under the current Federal Reserve Board policy, a bank holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and to maintain resources adequate to support each subsidiary bank. This support may be required at times when the bank holding company may not have the resources to provide it. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a U.S. federal bank regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and entitled to priority of payment. Any depository institution insured by the FDIC can be held liable for any loss incurred, or reasonably expected to be incurred, by the FDIC in connection with
(1) the "default" of a commonly controlled FDIC-insured depository institution; or (2) any assistance provided by the FDIC to both a commonly controlled FDIC-insured depository institution "in danger of default." The Company's subsidiary bank is an FDIC-insured depository institution. If a default occurred with respect to the Bank, any capital loans to the Bank from its parent holding company would be subordinate in right of payment to payment of the Bank's depositors and certain of its other obligations.

Regulatory Capital Requirements

         The Company is required by the various regulatory authorities to maintain certain capital levels. Bank holding companies are required to maintain minimum levels of capital in accordance with Federal Reserve capital adequacy guidelines. If capital falls below minimum guideline levels, a bank holding company, among other things, may be denied approval to acquire or establish additional banks or non-bank businesses. The required capital levels and the Company's capital position at December 31, 2001 are summarized in the table included in Note 13 to the consolidated financial statements.

FDICIA

         The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), and the regulations promulgated under FDICIA, among other things, established five capital categories for insured depository institutions-well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized-and requires U.S. federal bank regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements based on these categories. Unless a bank is well capitalized, it is subject to restrictions on its ability to offer brokered deposits and on certain other aspects of its operations. An undercapitalized bank must develop a capital restoration plan and its parent bank holding company must guarantee the bank's compliance with the plan up to the lesser of 5% of the bank's or thrift's assets at the time it became undercapitalized and the amount needed to comply with the plan. As of December 31, 2001, the Company's banking subsidiary was well capitalized pursuant to these prompt corrective action guidelines.

Dividend Restrictions

         The ability of the Company to obtain funds for the payment of dividends and for other cash requirements will be largely dependent on the amount of dividends which may be declared by its banking subsidiary. Various U.S. federal statutory provisions limit the amount of dividends the Company's banking subsidiaries can pay to the Company without regulatory approval. Dividend payments by national banks are limited to the lesser of (1) the level of undivided profits; (2) the amount in excess of which the bank ceases to be at least adequately capitalized; and (3) absent regulatory approval, an amount not in excess of net income for the current year combined with retained net income for the preceding two years.

         In addition, U.S. federal bank regulatory authorities have authority to prohibit the Company's banking subsidiary from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending upon the financial condition of the bank in question, could be deemed to constitute an unsafe or unsound practice. The ability of the Company's banking subsidiary to pay dividends in the future is currently, and could be further, influenced by bank regulatory policies and capital guidelines.

Deposit Insurance Assessments

         The deposits of the Company's banking subsidiary are insured up to regulatory limits by the FDIC, and, accordingly, are subject to deposit insurance assessments to maintain the Bank Insurance Fund (the "BIF") and/or the Savings Association Insurance Fund (the "SAIF") administered by the FDIC.

Depositor Preference Statute

         In the "liquidation or other resolution" of an institution by any receiver, U.S. federal legislation provides that deposits and certain claims for administrative expenses and employee compensation against the insured depository institution would be afforded a priority over general unsecured claims against that institution, including federal funds and letters of credit.

Government Monetary Policy

         The earnings of the Company are affected primarily by general economic conditions, and to a lesser extent by the fiscal and monetary policies of the federal government and its agencies, particularly the Federal Reserve. Its policies influence, to some degree, the volume of bank loans and deposits, and interest rates charged and paid thereon, and thus have an effect on the earnings of the Company's subsidiary Bank.

Additional Regulation

         The Bank is also subject to federal regulation as to such matters as required reserves, limitation as to the nature and amount of its loans and investments, regulatory approval of any merger or consolidation, issuance or retirement of their own securities, limitations upon the payment of dividends and other aspects of banking operations. In addition, the activities and operations of the Bank are subject to a number of additional detailed, complex and sometimes overlapping laws and regulations. These include state usury and consumer credit laws, state laws relating to fiduciaries, the Federal Truth-in-Lending Act and Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Truth in Savings Act, the Community Reinvestment Act, anti-redlining legislation and antitrust laws.

Future Legislation

         Changes to the laws and regulations, both at the federal level and in the states where the Company and its subsidiary do business, can affect the operating environment of the Company and its subsidiary in substantial and unpredictable ways. The Company cannot accurately predict whether those changes in laws and regulations will occur, and, if those changes occur, the ultimate effect they would have upon the financial condition or results of operations of the Company or its subsidiary.

ITEM 2. FINANCIAL INFORMATION.

Selected Financial Data

         The following table sets forth certain information derived from the consolidated financial information of the Company for each of the years as of December 31 (in thousands, except per share data).

------------------------------------------------------------------------------------------------------------
                                         2001            2000          1999           1998           1997
------------------------------------------------------------------------------------------------------------
Interest and loan fee income          $  22,431       $  21,603     $  18,427        $16,926        $15,528
Interest expense                         10,793          10,395         8,088          7,529          7,136
Net interest income                      11,638          11,208        10,339          9,397          8,392
Provision for loan losses                   177             177           130            315            241
Net interest income after
  provision for loan losses              11,461          11,031        10,209          9,082          8,151
Noninterest income                        1,472           1,269         1,094          1,019          1,152
Noninterest expense                       6,576           6,131         5,762          5,023          4,624
Income before income taxes                6,357           6,169         5,541          5,077          4,679
Income taxes                              1,952           1,964         1,765          1,573          1,457
Net income                                4,405           4,205         3,776          3,504          3,222

YEAR-END BALANCES
Assets                                $ 304,896       $ 278,734     $ 246,923      $ 227,170      $ 202,059
Securities                               38,221          37,753        40,661         38,157         42,815
Loans, net                              221,767         220,460       184,963        166,252        149,423
Deposits                                262,608         236,046       216,857        193,098        168,399
Short-term borrowings                     1,424           1,887         1,172          2,771          3,272
Federal Home Loan Bank advances           8,993           7,000         4,000          8,000          8,491
Shareholders' equity                     30,232          27,114        23,579         21,926         20,636

AVERAGE BALANCES
Assets                                $ 288,236       $ 265,957     $ 238,980      $ 227,000      $ 198,670
Securities                               37,245          40,639        38,789         39,827         43,662
Loans                                   227,150         210,325       176,738        157,838        145,681
Deposits                                246,919         231,047       205,329        180,748        163,898
Short-term borrowings                     1,996           2,150         1,986          4,048          3,294
Federal Home Loan Bank advances           8,285           6,403         7,879         11,507          9,431
Shareholders' equity                     29,357          25,523        23,148         21,215         19,578

SELECTED FINANCIAL RATIOS
Net interest margin (tax equivalent)      4.37%           4.55%         4.66%          4.70%          4.66%
Return on average assets                  1.53%           1.58%         1.58%          1.54%          1.62%
Return on average equity                 15.00%          16.48%        16.31%         16.52%         16.46%
Average equity to average assets         10.19%           9.60%         9.69%          9.35%          9.85%
Dividend payout ratio                    35.41%          32.10%        33.10%         61.35%         31.03%
Ratio of nonperforming loans to
  total loans                             0.17%           0.14%         0.13%          0.04%          0.02%
Ratio of loan loss allowance to
  total loans                             0.88%           0.86%         1.02%          1.14%          1.15%
Ratio of loan loss allowance to
  nonperforming loans                       512%            599%          781%         3,185%         5,091%
Basic earnings per share (1)              $1.47           $1.40         $1.26          $1.17          $1.07
Diluted earnings per share (1)            $1.47           $1.40         $1.26          $1.17          $1.07
Dividends declared per share (1)          $0.52           $0.45         $0.42          $0.72          $0.33
Efficiency ratio (2)                      50.16%          49.13%        50.41%         48.22%         48.45%

------------------------------------------------------------------------------------------------------------

(1) Per share amounts have been retroactively restated to reflect the 3-for-1 stock split in 2001.
(2) Computed by dividing noninterest expense by the sum of net interest income and noninterest income.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis comparing 2001 to prior years should be read in conjunction with the audited consolidated financial statements at December 31, 2001 and 2000 and for the three years ended December 31, 2001. In addition to the historical information contained herein with respect to the Company, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operation and the Company's actual results could differ significantly from those discussed in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would" and "could." These forward-looking statements involve risks and uncertainties including, but not limited to, economic conditions, portfolio growth, the credit performance of the portfolios, including bankruptcies, and seasonal factors; changes in general economic conditions including the performance of financial markets, the prices of crops, prevailing inflation and interest rates, and losses on lending activities; results of various investment activities; the effects of competitors' pricing policies, of changes in laws and regulations on competition and of demographic changes on target market populations' savings and financial planning needs; industry changes in information technology systems on which we are dependent; and the resolution of legal proceedings and related matters. In addition, the policies and regulations of the various regulatory authorities could affect the Company's results. These statements are representative only on the date hereof, and the Company undertakes no obligation to update any forward-looking statements made.

Critical Accounting Policies

         Management believes that the determination of the allowance for loan losses represents a critical accounting policy. The Company maintains an allowance for loan losses to absorb probable loan losses inherent in the portfolio. The allowance for loan losses is maintained at a level management considers to be adequate to absorb probable loan losses inherent in the portfolio, based on evaluations of the collectibility and historical loss experience of loans. Credit losses are charged and recoveries are credited to the allowance. Provisions for loan losses are based on management's review of the historical loan loss experience and such factors which, in management's judgment, deserve consideration under existing economic conditions in estimating probable credit losses. The allowance is based on ongoing assessments of the probable estimated losses inherent in the loan portfolio. The Company's methodology for assessing the appropriate allowance level consists of several key elements, as described below.

         Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and available legal options. Included in the review of individual loans are those that are impaired as provided in Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended. Any specific reserves for impaired loans are measured based on the fair value of the underlying collateral. The Company evaluates the collectibility of both principal and interest when assessing the need for a specific reserve. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

         Homogenous loans, such as consumer installment and residential mortgage loans, are not individually reviewed by management. Reserves are established for each pool of loans based on the expected net charge-offs. Loss rates are based on the average five-year net charge-off history by loan category.

         Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the local economy, trends in the nature and volume of loans (delinquencies, charge-offs, nonaccrual and problem loans), changes in the internal lending policies and credit standards, collection practices, and examination results from bank regulatory agencies and the Company's internal credit review function.

         An unallocated reserve is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans.

         Specific reserves on individual loans and historical loss rates are reviewed throughout the year and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

         The Company has not substantively changed any aspect of its overall approach in the determination of the allowance for loan losses since January 1, 2001. There have been no material changes in assumptions or estimation techniques as compared to prior years that impacted the determination of the current year allowance.

         Based on the procedures discussed above, management believes the allowance for loan losses was adequate to absorb estimated loan losses associated with the loan portfolio at December 31, 2001. See further information regarding the allowance for loan losses in Notes 1 and 4 of the Notes to the consolidated financial statements.

I. RESULTS OF OPERATIONS

Overview

         Net income for 2001 was $4.4 million, an increase of 4.8% from 2000 net income of $4.2 million, which was an increase of 10.5% over 1999 net income of $3.8 million. The percentage increase in net income in 2001 as compared to 2000 is considerably less primarily due to the lower rate environment in 2001 relative to 2000 and the slower asset growth in 2001 as compared to the previous year. Net income per share was $1.47 in 2001, compared to $1.40 in 2000, and $1.26 in 1999. The increase between years is primarily due to increases in net interest income year over year and increased service charges and fees received from deposit accounts. Net interest income before the provision for loan losses increased slightly to $11.6 million in 2001, from $11.2 million in 2000 and $10.3 million in 1999, representing an increase of 3.6% and 8.7% in 2001 and 2000, respectively. The provision for loan losses was $177,000, $177,000, and $130,000 in 2001, 2000, and 1999, respectively. Noninterest income increased 15.4%, to $1.5 million in 2001, from $1.3 million in 2000, which was an increase of 18.2% from $1.1 million in 1999. Noninterest expense increased 8.2%, to $6.6 million for 2001, from $6.1 million in 2000, which was an increase of 5.2% from $5.8 million in 1999.

Selected Statistical Information

         The following tables set forth certain statistical information relating to the Company and its subsidiary on a consolidated basis and should be read together with the consolidated financial statements of the Company.

CONSOLIDATED AVERAGE BALANCE SHEETS AND TAXABLE EQUIVALENT INCOME/EXPENSE AND YIELDS/RATES

         The following table presents the daily average balance of each category of interest-earning assets and interest-bearing liabilities, and the interest earned or paid on such amounts (dollars in thousands).

                                2001                                2000                             1999
                              ----------------------------------------------------------------------------------------------------
                               AVERAGE               YIELD/       AVERAGE               YIELD/      AVERAGE               YIELD/
                               BALANCE   INTEREST     RATE        BALANCE   INTEREST     RATE       BALANCE   INTEREST     RATE
Interest-earning assets:
   Loans (1)(2)(3)            $227,150    $20,033      8.82%      $210,325   $18,930      9.00%     $176,738  $ 15,485      8.76%
   Securities available for
    sale (3)                    35,264      2,348      6.66%        38,788     2,717      7.00%       37,057     2,513      6.78%
   FHLB and FRB stock            1,981        132      6.66%         1,851       135      7.29%        1,732       121      6.99%
   Interest-bearing deposits       628          5      0.80%            15         1       .50%          200         1      0.50%
   Federal funds sold            7,697        203      2.64%         1,678        99      5.90%       10,996       538      4.89%
                              ----------------------------------------------------------------------------------------------------
Total interest-earning assets  272,720     22,721      8.33%       252,657    21,882      8.66%      226,723    18,658      8.23%
Noninterest earning assets      17,483                              15,231                            14,167
Less: Allowance for loan
 losses                        (1,967)                             (1,931)                           (1,910)
                              ----------------------------------------------------------------------------------------------------
Total assets                  $288,236                            $265,957                          $238,980
                              ====================================================================================================

Interest-bearing liabilities:
   Demand deposits            $ 57,938    $ 1,636      2.82%      $ 52,602   $ 1,541      2.93%     $ 52,561  $  1,433      2.73%
   Savings deposits             17,090        377      2.21%        16,288       391      2.40%       15,962       375      2.35%
   Time deposits > $100         31,690      1,689      5.33%        30,752     1,709      5.56%       22,750     1,078      4.74%
   Other time deposits         114,803      6,529      5.69%       106,412     6,277      5.90%       91,514     4,714      5.15%
   Securities sold under
    repurchase agreement         1,494         85      5.69%         1,279        70      5.47%        1,984        92      4.64%
   Federal funds purchased         502         31      6.18%           871        59      6.77%            2        34      5.38%
   Federal Home Loan Bank
    advances                     8,285        446      5.38%         6,403       348      5.43%        7,879       362      4.59%
                              ----------------------------------------------------------------------------------------------------
Total interest-bearing
 liabilities                   231,802     10,793      4.66%       214,607    10,395      4.84%      192,652     8,088      4.20%
                              ----------------------------------------------------------------------------------------------------
Noninterest bearing
 liabilities:
  Demand Deposits               25,398                              24,993                            22,542
  Other Liabilities              1,679                                 834                               638
Shareholders' equity            29,357                              25,523                            23,148
                              ----------------------------------------------------------------------------------------------------
Total liabilities and
 shareholders' equity         $288,236                            $265,957                          $238,980
                              ====================================================================================================

Net interest income                       $11,928                            $11,487                          $10,570
                              ====================================================================================================

Net interest spread (4)                                3.67%                              3.82%                             4.03%
                              ====================================================================================================

Net interest margin (5)                                4.37%                              4.55%                             4.66%
                              ====================================================================================================

(1) Nonaccrual loans are included in loan totals and do not have a significant impact on the information presented. Interest on nonaccrual loans is recorded when received.
(2) Interest includes fees on loans of $590, $483, and $474 in 2001, 2000, and 1999, respectively.
(3) Tax-exempt income on loans and securities is reported on a fully taxable equivalent basis using a 34% rate.
(4) Net interest spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(5) Net interest margin represents the net interest income as a percentage of average interest-earning assets.

NET INTEREST DIFFERENTIAL

         The following table illustrates the summary of the changes in interest earned and interest paid resulting from changes in volume and rates for the major components of interest-earning assets and interest-bearing liabilities on a fully taxable equivalent basis for the periods indicated (dollars in thousands).

                                          Change    Change      Total               Change Due  Change Due     Total
                                          Due to    Due to     Changes                  to         to         Changes
                                          Volume     Rate     2001/2000               Volume      Rate       2000/1999

                                        -------------------------------------------------------------------------------
INTEREST INCOME ATTRIBUTABLE TO:
Loans                                     $ 1,514    $(411)    $ 1,103                $ 2,943    $   502     $ 3,445
Securities available for sale               (247)     (122)      (369)                    117         87         204
FHLB and FRB Stock                              9      (12)        (3)                      8          6          14
Interest-bearing deposits                      41      (37)          4                      -          -           -
Federal funds sold                            351     (247)        104                  (455)         16       (439)

                                        ------------------------------------------------------------------------------
Total interest income                       1,668     (829)        839                  2,613        611       3,224

INTEREST EXPENSE ATTRIBUTABLE TO:
Demand deposits                               156      (61)         95                      -        108         108
Savings deposits                               19      (33)       (14)                      8          8          16
Time deposits                                 543     (311)        232                  1,161      1,033       2,194
Securities sold under repo agreement           12         3         15                   (33)         11        (22)
Federal funds purchased                      (25)       (3)       (28)                     35       (10)          25
Federal Home Loan Bank advances               102       (4)         98                   (69)         55        (14)

                                        ------------------------------------------------------------------------------
Total interest expense                        807     (409)        398                  1,102      1,205       2,307

Net interest income                       $   861    $(420)    $   441                $ 1,511    $ (594)     $   917
                                        ==============================================================================

Results of Operations

         The Company reported net income of $4.4 million, $4.2 million, and $3.8 million for the years ended 2001, 2000, and 1999, respectively. During the same periods, basic and diluted earnings per share were $1.47, $1.40, and $1.26, respectively.

         Net interest income increased to $11.6 million in 2001 from $11.2 million in 2000 and $10.3 million in 1999. Noninterest income increased to $1.5 million in 2001 from $1.3 million in 2000 and $1.1 million in 1999, while noninterest expense was $6.6 million, $6.1 million, and $5.8 million for the respective years.

         Return on average assets was 1.53%, 1.58%, and 1.58% in 2001, 2000, and 1999, respectively. Return on average equity was 15.00%, 16.48%, and 16.31% for the respective years.


Net Interest Income

         Net interest income increased to $11.6 million in 2001 from $11.2 million in 2000 and $10.3 million in 1999, representing an increase of 3.6% and 8.7% in 2001 and 2000, respectively. The Company's tax equivalent yield on average interest-earning assets decreased to 8.33% in 2001 from 8.66% in 2000, which was higher than the 8.23% yield in 1999. The decrease in yield in 2001 is primarily a result of the Bank decreasing its Prime Rate 425 basis points during the year. Because a large portion of commercial loans are tied to the Prime Rate, the unusual decline in interest rates negatively impacted our yield. The increase in yield in 2000 as compared to 1999 was a result of slightly higher interest rates and a shifting of lower yielding assets into higher yielding loan assets. The interest and fees on loans increased 5.8% during 2001 and 22.2% in 2000. The significant increase in interest and fees in 2000 was primarily due to loan growth and higher interest rates.

         The Company's average interest-earning assets increased approximately $20 million (7.9%) in 2001 and $25.9 (11.4%) million in 2000. The lower growth rate in 2001 as compared to 2000 is primarily due to the lower interest rate environment and many customers opting for fixed rate residential real estate loans, which are generally sold to independent parties shortly after origination. In addition, the Company experienced a decrease in its securities portfolio due to an increase in prepayments as interest rates declined.

         The previously mentioned decline in interest rates also impacted the Company's interest expense. Falling interest rates caused interest expense to increase only slightly (3.8%) to $10.8 million in 2001 as compared to $10.4 million (28.5%) in 2000 while the average interest-bearing liabilities increased $17.2 million (8%) during 2001 as compared to $21.9 (11.4%) in 2000. The cost of funds decreased to 4.66% in 2001 from 4.84% in 2000, which increased from 4.20% in 1999. The average balance of certificates of deposit increased $9.3 million (6.8%) in 2001 and $22.9 million (20%) in 2000. The fluctuation in cost of funds and certificate of deposit growth between each year can be largely attributed to the changing interest rate environment.

         The Company's tax equivalent net interest margin was 4.37% in 2001, 4.55% in 2000 and 4.66% in 1999. The decrease in net interest margin in 2001 was primarily due to the unusual decline in the Bank's Prime Rate as certain of the Company's assets repriced quicker than its liabilities. The decline in 2000 from 1999 was primarily attributable to increased cost of funds due to local competition.

         The Company's securities portfolio experienced a decrease in average balances and a decrease in yield during 2001. The average balance of the portfolio decreased $3.5 million (9.1%) as compared to 2000, and the tax equivalent yield decreased to 6.66% in 2001 from 7.00% in 2000. The decrease in yield is primarily due to receiving prepayments on higher yielding securities and the adjustable rate securities repricing downward. The Company's reinvestment rate was lower in 2001 than in 2000. During 2000, the security portfolio experienced an increase in average balance of $1.7 million (4.7%) and an increase in average yield, to 7.00% in 2000 from 6.78% in 1999.

         For further information, see the table titled "Consolidated Average Balance Sheets and Taxable Equivalent Income/Expense and Yields/Rates" in the Selected Statistical Information.

Provision for Loan Losses

         The provision for loan losses was $177,000 in 2001, $177,000 in 2000 and $130,000 in 1999, respectively. Net charge-offs in 2001 were $128,000 compared to $171,000 in 2000 and $136,000 in 1999. The ratio of the allowance for loan losses as a percentage of total loans at December 31 was 0.88% in 2001, 0.86% in 2000, and 1.02% in 1999. For further information about the provision and management's methodology for estimating the allowance for loan losses, see "Allowance for Loan Losses" and "Critical Accounting Policies" within Management's Discussion and Analysis.

Noninterest Income

         Total noninterest income was $1.5 million in 2001, $1.3 million in 2000, and $1.1 million in 1999, representing an increase of 15.4% in 2001 and 18.2% in 2000. As a percentage of average assets, noninterest income was 0.51%, 0.48%, and 0.46%, in 2001, 2000, and 1999, respectively. Service charges and fees have increased over the last three years due to increased charges and growth in the number of accounts. The Company also implemented increased ATM surcharges in 2001 which generated additional income of $87,000.

Noninterest Expense

         Total noninterest expense was $6.6 million in 2001, $6.1 million in 2000, and $5.8 million in 1999, representing an increase of 7.3% in 2001 and 6.4% in 2000. As a percentage of average assets, noninterest expense was 2.28%, 2.31%, and 2.41% in 2001, 2000, and 1999, respectively.

         Salaries and benefits expense comprises the largest component of noninterest expense, with totals of $3.3 million in 2001, $3.3 million in 2000, and $3.1 million in 1999. As a percentage of assets, salaries and benefits expense was 1.16%, 1.23%, and 1.29% in 2001, 2000, and 1999, respectively. The decrease in salaries and benefits expense as a percentage of average assets in 2001 was primarily due to the decrease in the amount of bonus paid to the employees. The employee bonus is based on the Return on Average Equity of the Company's bank subsidiary, which was less than that in 2000 and 1999. The average number of full-time equivalent employees was 86 in 2001, 85 in 2000, and 87 in 1999.

II. FINANCIAL CONDITION

Assets

         The Company's total assets increased to $304.9 million in 2001 from $278.7 million in 2000, representing an increase of 9.4%. Average total assets increased to $288.2 million in 2001 from $265.9 million in 2000, an increase of 8.4%. Average interest-earning assets increased to $272.7 in 2001 from $252.7 million in 2000, and remained at approximately 95% of total average assets.

Securities available for sale

         The Company reported securities available for sale (at fair value) of $38.2 million and $37.8 million at 2001 and 2000, respectively, and average securities available for sale of $35.2 million in 2001 and $38.8 million in 2000. As a percentage of average assets, average securities were 12.2% in 2001, 14.6% in 2000 and 15.5% in 1999. As of December 31, 2001 and 2000, the Company did not classify any securities as trading or held to maturity. It is the general practice of management to hold securities until they are called or matured. But, by classifying securities in the available for sale category, management has the flexibility to sell the securities should the need arise. The available for sale portion of the portfolio includes mortgage-backed securities, U.S. Treasuries and municipals with an average life of 4 years, and average repricing term of 4 years, and an average tax-equivalent yield of 6.66% for the year ended December 31, 2001. Total available for sale securities consisted of the following: U.S. Treasuries and Agencies - 6%; fixed-rate mortgage-backed securities and CMO's - 50%; adjustable-rate mortgage-backed securities - 21%; and fixed-rate tax-exempt municipal securities - 23%.

        INVESTMENT PORTFOLIO

        The amortized cost and fair values of securities available for sale as of December 31, 2001 and 2000 are presented in Note 2 to the consolidated financial statements. The amortized cost of securities as of December 31, 2001, 2000, and 1999 is presented below (dollars in thousands):


                                                            -------------------------------------------------
                                                                 2001              2000             1999
                                                            -------------------------------------------------
        Securities available for sale:
          U.S. Treasury & agency obligations                    $    2,515       $    3,494       $    3,490
          Obligations of states and political subdivisions           8,588            9,298            9,527
          Mortgage-backed securities                                26,320           24,588           26,493
                                                            -------------------------------------------------

        Total securities available for sale                     $   37,423       $   37,380       $   39,510

        Federal Home Loan Bank stock                                 1,937            1,812            1,685
        Federal Reserve Bank stock                                     120              120              120
                                                            -------------------------------------------------
          Total securities                                      $   39,480       $   39,312       $   41,315
                                                            =================================================

INVESTMENT PORTFOLIO MATURITIES

         The maturity distribution and weighted average interest rates of securities available for sale as of December 31, 2001, are as follows (dollars in thousands):

                                                                                                                      Total
                                          Less than 1          1 to 5           5 to 10           Over 10           Amortized
                                             Year              Years             Years             Years              Cost
                                          -------------------------------------------------------------------------------------

                                                      Wtd               Wtd                 Wtd              Wtd
                                                      Ave               Ave                 Ave              Ave
                                           Amount    Yield    Amount   Yield     Amount    Yield   Amount   Yield     Amount
                                          -------------------------------------------------------------------------------------
Securities available for sale:
  U.S. Treasury and agency obligations     $2,015    4.81%   $     -       -%    $    -       -%   $  500   5.79%      2,515

  Obligations of states and political sub.    276    5.20%     4,982    5.49%     3,330    5.64%   $    -      -%      8,588

  Mortgage-backed securities                2,243    5.53%    20,057    5.60%     2,469    6.55%    1,551   6.34%     26,320
                                          -------------------------------------------------------------------------------------
Total securities available for sale        $4,534            $25,039             $5,799            $2,051            $37,423

                                          =====================================================================================

                                                     Fair
                                                     Value
                                          ------------------

                                            Wtd
                                            Ave
                                           Yield     Amount
                                          ------------------
Securities available for sale:
  U.S. Treasury and agency obligations     5.00%    $ 2,558

  Obligations of states and political sub. 5.55%      8,996

  Mortgage-backed securities               5.73%     26,667
                                          ------------------
Total securities available for sale                 $38,221

                                          ==================

                  The calculations of the weighted average interest rates for each maturity category are based on yield weighted by the respective costs of the securities. The weighted average rates on states and political subdivisions are computed on a taxable equivalent basis using a 34% tax rate. For purposes of the above presentation, maturities of mortgage-backed securities are based on estimated maturities.

         Excluding those holdings of U.S. Treasury securities and other agencies of the U.S. Government, the Company did not hold any securities of any one issuer that exceeded 10% of the shareholders' equity of the Company at December 31, 2001.

Loans

         The Company reported total loans of $223.7 million and $222.4 million at 2001 and 2000, respectively. As a percentage of average assets, average loans were 78.8% in 2001 and 79.1% in 2000.


         The table below shows the Company's loans outstanding at period-end by type of loan. The portfolio composition has remained relatively consistent during the three years ended December 31, 2001. Commercial and industrial loans totaled $24.1 million in 2001, representing an increase from $22.9 million in 2000, and $19.5 million in 1999. The increase was primarily a result of increased origination of working capital and equipment loans. Residential real estate loans decreased $2.1 million to $97.1 million in 2001 from $99.2 million in 2000 due to the increased demand by the Company's customers for fixed-rate mortgage loans.

         For interest rate risk management purposes, commencing in 2000 the Company started selling the majority of fixed-rate residential real estate loans originated, while holding the adjustable-rate loans in the portfolio. The Company recognizes a gain on sale of loans based on the premium received from the sale of loans to an independent party. The Company did not have any loans held for sale at December 31, 2001 and 2000. At December 31, 2001, the Company serviced approximately $3.2 million of mortgage loans previously sold, for the benefit of others. The servicing asset and the related servicing fees generated from serviced loans are not material to the Company's financial statements.


         The Company has experienced an increase in commercial lending, both real estate and industrial, because of the movement of the Company into new markets. The Company focused its commercial lending on small- to medium-sized companies in its market area, most of which are companies with long established track records. The Company expects to continue to grow in the real estate and commercial portfolios.

         The Company will also continue to focus on agriculture lending and continue to use the Farm Service Agency (FSA) Guarantee Program which will guarantee up to 90% of the loan to qualified borrowers and therefore limits the Company's loss exposure while servicing the agricultural industry.

         Installment loans as a percentage of total loans outstanding has remained consistent between 2001, 2000, and 1999.

LOAN PORTFOLIO

         The following table displays the loan portfolio composition at December 31 for each respective year (in thousands).


                                2001       % of      2000        % of     1999      % of     1998      % of      1997       % of
                               Amount      Total    Amount      Total    Amount     Total   Amount    Total     Amount      Total
                          ---------------------------------------------------------------------------------------------------------
Commercial and industrial      $24,126     10.8%    $22,918      10.3%   $19,479    10.4%   $13,363     7.9%     $9,036       6.0%
Commercial real estate          41,917     18.7%     39,247      17.7%    33,784    18.1%    29,040    17.3%     26,054      17.2%
Agricultural                    34,313     15.3%     34,316      15.5%    30,511    16.3%    31,049    18.5%     29,726      19.7%
Residential real estate         97,115     43.4%     99,242      44.6%    81,677    43.7%    75,045    44.6%     67,363      44.6%
Installment                     24,995     11.2%     24,681      11.1%    20,813    11.2%    19,440    11.6%     18,979      12.5%
Other                            1,267      0.6%      1,857       0.8%       499     0.3%       226     0.1%          -         -
                          ---------------------------------------------------------------------------------------------------------

Total loans                   $223,733    100.0%   $222,261     100.0%  $186,763   100.0%  $168,163   100.0%   $151,158     100.0%
Less:
Net deferred loan                  (6)                  110                  105                 53                 (4)
  origination fees/costs
Allowance for loan losses      (1,960)              (1,911)              (1,905)            (1,911)             (1,731)
                          ---------------------------------------------------------------------------------------------------------
Net loans                     $221,767             $220,460             $184,963           $166,305            $149,423
                          =========================================================================================================


         The following tables show the Company's loan maturities and composition of fixed and adjustable rate loans at December 31, 2001 (in thousands).


                                    Less than 1 Year              1 - 5 Years           Over 5 Years            Total
                                  ------------------------------------------------------------------------------------
Commercial and industrial                    $14,654                   $5,670                 $3,802          $24,126
Commercial real estate                         7,304                    4,163                 30,450           41,917
Agricultural                                   8,417                    6,430                 19,466           34,313
Residential real estate                        7,135                    4,978                 85,002           97,115
Installment                                    2,409                   20,838                  1,748           24,995
Other                                            332                      492                    443            1,267
                                  ------------------------------------------------------------------------------------

Total                                        $40,251                  $42,571               $140,911         $223,733
                                  ====================================================================================
                                                                Predetermined            Floating or
                                                                        Rates       Adjustable Rates            Total
                                                     -----------------------------------------------------------------
Commercial and industrial                                             $12,012                $12,114          $24,126
Commercial real estate                                                 11,120                 30,797           41,917
Agricultural                                                            9,691                 24,622           34,313
Residential real estate                                                15,574                 81,541           97,115
Installment                                                            24,633                    362           24,995
Other                                                                   1,137                    130            1,267

                                                     -----------------------------------------------------------------
Total                                                                 $74,167               $149,566         $223,733
                                                     =================================================================

Allowance for Loan Losses

         Federal regulations and generally accepted accounting principles require that the Company establish prudent allowances for loan losses. The Company maintains an allowance for loan losses to absorb probable loan losses inherent in the portfolio, based on evaluations of the collectibility and historical loss experience of loans. Loan losses are charged and recoveries are credited to the allowance. Provisions for loan losses are based on management's review of the historical loan loss experience and such factors which, in management's judgment, deserve consideration under existing economic conditions in estimating probable loan losses. The allowance is based on ongoing assessments of the probable estimated losses inherent in the loan portfolio. The Company's methodology for assessing the appropriate allowance level consists of several key elements, described below.

         Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and available legal options. Included in the review of individual loans are those that are impaired as provided in Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended. Any specific reserves for impaired loans are measured based on the fair value of the underlying collateral. The Company evaluates the collectibility of both principal and interest when assessing the need for a specific reserve. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

         Homogenous loans, such as consumer installment and residential mortgage loans, are not individually reviewed by management. Reserves are established for each pool of loans based on the expected net charge-offs. Loss rates are based on the average five-year net charge-off history by loan category.

         Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the local economy, trends in the nature and volume of loans (delinquencies, charge-offs, nonaccrual and problem loans), changes in the internal lending policies and credit standards, collection practices, and examination results from bank regulatory agencies and the Company's internal credit review function.

         Specific reserves on individual loans and historical loss rates are reviewed throughout the year and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

         A portion of the allowance is not allocated to any particular loan type and is maintained in recognition of the inherent inability to precisely determine the loss potential in any particular loan or pool of loans. Among the factors used by management in determining the unallocated portion of the allowance are current economic conditions, trends in the Company's loan portfolio delinquency, losses and recoveries, level of underperforming and nonperforming loans, and concentrations of loans in any one industry.

         The Company has not substantively changed any aspect of its overall approach in the determination of the allowance for loan losses during 2001. There have been no material changes in assumptions or estimation techniques as compared to prior years that impacted the determination of the current year allowance.

         Real estate acquired, or deemed acquired, by the Company as a result of foreclosure proceedings is classified as other real estate owned ("OREO") until it is sold. Interest accrual, if any, ceases no later than the date of acquisition of the real estate, and all costs incurred from such date in maintaining the property are expensed. OREO is recorded by the Company at the lower of cost or fair value less estimated costs of disposal, and any write-down resulting there from is charged to the allowance for loan losses.

         As discussed above, the allowance is maintained at a level necessary to absorb probable losses in the portfolio. Management's determination of the adequacy of the reserve is based on reviews of specific loans, loan loss experience, general economic conditions and other pertinent factors. If, as a result of charge-offs or increases in risk characteristics of the loan portfolio, the reserve is below the level considered by management to be adequate to absorb probable loan losses, the provision for loan losses is increased.

         The allowance for loan losses was 0.88% of total loans as of December 31, 2001, an increase from 0.86% at the end of 2000. As a percentage of total loans, the allowance has declined from the 1.15% level in 1997, primarily as a result of loan growth, credit quality, and declining net charge-offs. In 2001, the Company experienced net charge-offs of $128,000, or .06% of average loans, compared to net charge-offs of $171,000 (.08%) in 2000 and $136,000 (.08%) in
1999. The Company recorded a provision for loan losses of $177,000, $177,000 and $130,000 in 2001, 2000, and 1999, respectively. As a percentage of the provision for loan losses, net charge-offs were 72.3%, 96.6%, and 104.6% in 2001, 2000, and 1999, respectively.


         The amount of nonaccrual loans increased to $383,000 in 2001 from $319,000 in 2000. As a percentage of total loans, nonaccrual loans represented ..17% in 2001 and .14% in 2000. The Company would have reported additional interest income of approximately $49,000, $30,000, and $42,000 in 2001, 2000, and 1999, respectively, if nonaccrual loans had been accruing interest. Interest income from nonaccrual loans of approximately $2,000 has been included in net income in 2001, 2000, and 1999. The $319,000 reported as nonaccrual loans as of December 31, 2000, was resolved through payments or collateral disposition of $306,000, $4,500 carried over into 2001 with payments being made, and $8,500 charged off during the year 2001. Nonaccrual loans as of December 31, 2001 consisted of 6 relationships. All nonaccrual loans are expected to be resolved through payments or through liquidation of collateral in the normal course of business. One loan relationship, with a balance of $128,000, is 90% guaranteed by Farm Services Agency (FSA). Management does not expect a loss on the remaining balance. The expected loss for all other nonaccrual loans is $35,000, included in the allowance for loan losses. Probable losses are based on current information and actual losses may differ significantly from that mentioned above.


         The category of accruing loans which are past due 90 days or more increased substantially at December 31, 2001 to $1,649,000 as compared to $668,000 at December 31, 2000. As a percentage of total loans, loans past due 90 days and still accruing interest represented 0.74% in 2001 and 0.30% in 2000. The increase is primarily attributable to the declining economy that has resulted in high delinquencies as well as increased bankruptcy filings. Management has analyzed these credits as to the borrower's current circumstances, value of the security pledged and the likely ultimate disposition of these loans. In management's opinion, appropriate specific reserves have been allocated to absorb any probable loss and these accounts are expected to be resolved through payments or liquidation of collateral in the normal course of business. The $1,649,000 of delinquent loans is represented by 41 accounts as follows:

     - 18 residential real estate accounts with outstanding balances of $550,000 of which $76,000 has been included as a specific reserve in the allowance for loan losses;
     - 7 commercial loan accounts with outstanding balances of $485,000 of which $30,000 has been specifically reserved;

     - 13 consumer installment loans with outstanding balances of $91,000 of which $1,000 has been specifically reserved;
     - 3 dealer floor plan agreements with outstanding balances of $523,000 with no dollars reserved.

As a percentage of the allowance for loan losses, total nonaccrual loans and loans past due 90 days or more were 103.7% in 2001 and 51.6% in 2000.

ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

         Activity in the allowance for loan losses for the years ended December 31 are as follows (in thousands).

                                                    2001          2000           1999         1998           1997
                                           -----------------------------------------------------------------------
Balance, beginning of period                    $  1,911      $  1,905       $  1,911     $  1,731       $  1,588

Loans charged-off:
  Commercial and industrial                           34            42             31           31             16
  Commercial real estate                               -             -              -            -              -
  Agricultural                                         -             -              -            -              -
  Residential real estate                              9             -              5            -              -
  Installment                                        139           161            123          168            119
                                           -----------------------------------------------------------------------
Total charge-offs                                    182           203            159          199            135

Recoveries of loans previously charged-off:
  Commercial and industrial                            3             5              1            -              3
  Commercial real estate                               -             -              -            -              -
  Agricultural                                         -             -              -            -              -
  Residential real estate                              5             -              -            -              -
  Installment                                         46            27             22           64             34
                                           -----------------------------------------------------------------------
Total recoveries                                      54            32             23           64             37

Net charge-offs                                      128           171            136          135             98

Provision for loan losses                            177           177            130          315            241

                                           -----------------------------------------------------------------------
Balance, end of period                          $  1,960      $  1,911       $  1,905     $  1,911       $  1,731
                                           =======================================================================

Allowance to loans, end of year                    0.88%         0.86%          1.02%        1.14%          1.15%
Ratio of net charge-offs to average loans          0.06%         0.08%          0.08%        0.09%          0.07%
outstanding

Loan balance, end of year                       $223,727      $222,371       $186,868     $168,216       $151,154

Total average loans                             $227,150      $210,325       $176,738     $157,838       $145,681


ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

         The following table indicates the portion of the loan loss reserve management has allocated to each loan type at December 31 (in thousands).


                                                  2001           2000          1999           1998          1997
                                          ------------------------------------------------------------------------
Commercial and industrial                       $   315        $   271       $   197        $   235       $   155
Commercial real estate                              648            603           743            544           517
Agricultural                                        274            255           295            261           146
Residential real estate                             334            311           383            280           266
Installment                                         283            248           254            552           576
Other                                                10             16             5             20             -
Unallocated                                          96            207            28             19            71
                                          ------------------------------------------------------------------------
Balance, end of year                            $ 1,960        $ 1,911       $ 1,905        $ 1,911       $ 1,731
                                          ========================================================================

NONPERFORMING ASSETS

         The following table represents the total of nonaccrual loans and loans 90 days past due and accruing interest at December 31 (in thousands).


                                                               2001         2000          1999          1998          1997
                                                        -------------------------------------------------------------------
Loans accounted for on nonaccrual basis                      $   383      $   319       $   244       $    60       $    34
Accruing loans which are past due 90 days or more              1,649          668           442           521           394

Restructured loans                                                 -            -             -             -             -

                                                        -------------------------------------------------------------------
Total                                                        $ 2,032      $   987       $   686       $   581       $   428
                                                        ===================================================================

Deposits

         Deposits have traditionally been the primary source of the Company's funds for use in lending and other investment activities. In addition to deposits, the Company derives funds from interest payments and principal repayments on loans and income on earning assets. Loan payments are a relatively stable source of funds, while deposit inflows and outflows fluctuate more in response to general interest rates and money market conditions.

         Deposits are attracted principally from within the Company's market area through the offering of numerous deposit instruments, including checking accounts, regular passbook savings accounts, NOW accounts, money market deposit accounts, term certificate accounts and individual retirement accounts ("IRAs"). Interest rates paid, maturity terms, service fees and withdrawal penalties for the various types of accounts are established periodically by the Company's management based on the Company's liquidity requirements, growth goals and market trends.

         The table below presents a summary of period end deposit balances. The composition of deposit categories has remained relatively consistent as a percentage of total deposits throughout the three-year period ended December 31, 2001. As a percentage of total deposits, interest-bearing demand accounts have increased slightly to 22% in 2001 from 20% in 2000, while certificates of deposits (less than $100,000) have decreased slightly to 44% in 2001 from 47% in 2000. This shift was caused by the lower rate environment in 2001 and a slightly less aggressive marketing strategy. Savings accounts continue to remain consistent in each year as a percentage of deposits, and money market accounts remained the same at 3% of total deposits at 2001, 2000, and 1999. Certificates of deposit $100,000 and over are primarily short-term public funds. Balances of such large certificates fluctuate depending on the Company's pricing strategy and funding needs at any particular time and were comparable as a percentage of total deposits in 2001 and 2000.

         Interest rates, maturity terms, service fees, and withdrawal penalties for the various types of accounts are established periodically by management based on the Company's liquidity requirements, growth goals and market trends. The amount of deposits currently from outside the Company's market area is not significant.

DEPOSIT COMPOSITION

         The following table indicates the total deposits by type at December 31 (dollars in thousands):

                                             2001         Percent        2000         Percent          1999         Percent
                                            Amount          of          Amount          of            Amount          of
                                                          Total                        Total                         Total
                                       ------------------------------------------------------------------------------------
Noninterest-bearing demand deposits         $ 31,220         12%       $ 26,065          11%         $ 24,652          11%
Interest-bearing demand deposits              59,012         22%         46,207          20%           44,161          21%
Money market deposits                          8,618          3%          7,505           3%            7,005           3%
Savings                                       18,350          7%         15,871           7%           15,998           7%
Time deposits greater than $100               30,618         12%         29,367          12%           28,795          13%
Other time deposits                          114,790         44%        111,031          47%           96,246          45%
                                       ------------------------------------------------------------------------------------

Total                                       $262,608        100%       $236,046         100%         $216,857         100%
                                       ====================================================================================

The following table indicates the average amount of and the average rate paid on deposit categories which exceeded 10% of average total deposits at December 31 (in thousands):

                                                    2001                        2000                          1999
                                            Amount        Rate          Amount         Rate           Amount         Rate
                                       ------------------------------------------------------------------------------------
Noninterest-bearing demand deposits         $ 25,398         --        $ 24,993          --          $ 22,542          --
Interest-bearing demand deposits
 including money market deposits              57,938       2.82%         52,602        2.93%           52,561        2.73%
Time deposits greater than $100               31,690       5.33          30,752        5.56            22,750        4.74
Other time deposits                          114,803       5.69         106,412        5.90            91,514        5.15


MATURITIES OF TIME DEPOSITS GREATER THAN $100,000

         The following table indicates the amount of the Company's time deposits greater than $100,000 by time remaining until maturity as of December 31, 2001 (dollars in thousands):


                                                       --------------------
Three months or less                                                $9,854
Over three through 6 months                                          8,721
Over six through 12 months                                           7,641
Over 12 through 60 months                                            4,402
Over 60 months                                                          --
                                                       --------------------

Total                                                              $30,618
                                                       ====================

Other Borrowings

         Periodically, the Company will borrow long term money from the Federal Home Loan Bank (FHLB) as a way to provide funding for loan demand. At December 31, 2001, the Company had outstanding, $9 million of total borrowings from the FHLB with a weighted average cost of 5.34%. Borrowings totalling $1.5 million mature in the second quarter of 2002 and are matched against a loan. The Bank is currently earning a 2.47% spread against the match. Of the remaining $ 7.5 million, $7 million consists of three fixed-rate notes with maturities in 2008 and 2010. At the option of the FHLB, these notes can be converted at certain dates to instruments that adjust quarterly at the three-month LIBOR rate. The note amount and nearest optional conversion dates at December 31, 2001, are $3 million in March 2002; $1 million in April 2002; and $3 million in March 2002 if the three month LIBOR reaches 8%. Additionally, the Company borrowed a $500,000 amortizing note to match against a loan to earn a 2.55% spread.

Capital

         The declaration and payment of dividends by the Company are subject to the discretion of the Board of Directors and to the earnings and financial condition of the Company and applicable laws and regulations. The dividend payout ratio was increased to 35.4% in 2001 from 32.1% in 2000. At December 31, 2001 consolidated Tier 1 risk based capital was 14.0%, and total risk-based capital was 14.9%. The minimum Tier 1 and total risk-based capital ratios required by the Board of Governors of the Federal Reserve are 4% and 8%, respectively.

Liquidity

         Effective liquidity management ensures that the cash flow requirements of depositors and borrowers, as well as company cash needs, are met. The Company manages liquidity on both the asset and liability sides of the balance sheet. Community bank liquidity management currently involves the challenge of attracting deposits while maintaining positive loan growth at a reasonable interest rate spread. The loan to deposit ratio at December 31, 2001, was 85.2%, compared to 94.2% in 2000. Loans to total assets were 73.4% at the end of 2001, compared to 79.8% in 2000. The securities portfolio is available for sale and consists of securities that are readily marketable. Approximately 76% of the available for sale portfolio is pledged to secure public deposits, short-term and long-term borrowings and for other purposes as required by law. The balance of the available for sale securities could be sold if necessary for liquidity purposes. Also, a stable deposit base, consisting of 88% core deposits, makes the Company less susceptible to large fluctuations in funding needs. The Company also has both short- and long-term borrowing capacity available through FHLB with unused available credit of approximately $50.5 million as of December 31, 2001. The Company has the ability to obtain deposits in the brokered certificate of deposit market to help provide liquidity to fund loan growth, if necessary. Generally, the Company uses short-term borrowings to fund overnight and short-term funding needs in the Company's balance sheet. Longer-term borrowings have been primarily used to fund mortgage-loan originations. This has occurred when FHLB longer-term rates are a more economical source of funding than traditional deposit gathering activities. Additionally, the Company occasionally uses FHLB borrowings to fund larger commercial loans.


Impact of Inflation, Changing Prices and Local Economic Conditions

         The majority of the Company's assets and liabilities are monetary in nature. Therefore, the Company differs greatly from most commercial and industrial companies that have significant investments in non-monetary assets, such as fixed assets and inventories. However, inflation does have an important impact on the growth of assets in the banking industry and on the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation also affects other expenses, which tend to rise during periods of general inflation.

         Management believes the most significant impact on financial and operating results is the Company's ability to react to changes in interest rates. Management seeks to maintain an essentially balanced position between interest sensitive assets and liabilities in order to protect against the effects of wide interest rate fluctuations.

         The Company's success is dependent on the general economic conditions of the communities we serve. Unlike larger banks that are more geographically diversified, we provide financial and banking services primarily in south central Ohio. The economies of our markets are dependent to a significant extent on the agricultural industry. The economic conditions in these areas have a significant impact on loan demand, the ability of borrowers to repay these loans, and the value of the collateral securing these loans. A significant decline in general economic conditions, and in particular the agricultural industry, could affect these local economic conditions and could negatively impact the financial results of our banking operations. Factors influencing general conditions include inflation, recession, unemployment, and other factors beyond our control.

III. MARKET RISK MANAGEMENT

         Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to variations in interest rates, exchange rates, equity price risk and commodity prices. The Company does not maintain a trading account for any class of financial instrument, and is not currently subject to currency exchange rate risk, equity price risk or commodity price risk. The Company's market risk is composed primarily of interest rate risk.

         The major source of the Company's interest rate risk is the difference in the maturity and repricing characteristics between the Company's core banking assets and liabilities - loans and deposits. This difference, or mismatch, poses a risk to net interest income. Most significantly, the Company's core banking assets and liabilities are mismatched with respect to repricing frequency, maturity and/or index. Most of the Company's commercial loans, for example, reprice rapidly in response to changes in short-term interest. In contrast, many of the Company's consumer deposits reprice slowly, if at all, in response to changes in market interest rates.

         The Company's Senior Management is responsible for reviewing the interest rate sensitivity position of the Company and establishing policies to monitor and limit exposure to interest rate risk. The guidelines established by senior management are approved by the Company's Board of Directors. The primary goal of the asset/liability management function is to maximize net interest income within the interest rate risk limits set by approved guidelines. Techniques used include both interest rate gap management and simulation modeling that measures the effect of rate changes on net interest income and market value of equity under different rate scenarios. The interest rate gap analysis schedule quantifies the asset/liability static sensitivity as of December 31, 2001. As shown, the Company was asset-sensitive through 3 months, liability-sensitive 3 through 12 months, and asset-sensitive within the one- to five-year period. The cumulative gap as a percent of total assets through one year at the end of 2001 was (1.71)%. The balances of transaction type NOW and MMDA accounts are scheduled to run off over their expected lives. Although the entire balance of these deposits is subject to repricing or withdrawal in a relatively short period of time, they have demonstrated over time to be a stable base of retail core deposits for the company. Also, their sensitivity to changes in interest rates is significantly less than some other deposits, such as certificates of deposits.

INTEREST RATE GAP ANALYSIS

         The following table displays the Company's interest rate gap analysis at December 31, 2001 (in thousands):

                                       ----------------------------------------------------------------------------
                                                                         3-6        6-12
                                            Total       0-3 Months      Months     Months    1-5 Years    5+ Years
                                       ----------------------------------------------------------------------------
Loans                                     $223,727         $54,427   $  12,660   $  30,634    $111,958   $  14,048
Securities                                  39,480          11,095         899       1,798      19,699       5,989
Short-term funds                            21,218          21,218           -           -           -           -
                                       ----------------------------------------------------------------------------
Total earning assets                       284,425          86,740      13,559      32,432     131,657      20,037
                                       ----------------------------------------------------------------------------

Interest-bearing deposits                   85,980           1,416       1,417       2,834      22,672      57,641
Time deposits                              145,408          47,248      27,253      54,505      16,388          14
Short-term borrowings                        1,424             446         978           -           -           -
Long-term debt                               8,993           1,500           -           -           -       7,493
                                       ----------------------------------------------------------------------------
Total interest-bearing liabilities         241,805          50,610      29,648      57,339      39,060      65,148
                                       ----------------------------------------------------------------------------

Period gap                                $ 42,620         $36,130   $(16,089)   $(24,907)    $ 92,597   $(45,111)
Cumulative gap                                   -         $36,130   $  20,041   $ (4,866)    $ 87,731   $  42,620

Gap as a percentage of assets                    -          12.70%       7.05%     (1.71%)      30.85%      14.98%


         In the Company's simulation models, each asset and liability balance is projected over a time horizon. Net interest income is then projected based on expected cash flows and projected interest rates under a stable rate scenario and analyzed. The results of this analysis are factored into decisions made concerning pricing strategies for loan and deposits, balance sheet mix, securities portfolio strategies, liquidity and capital adequacy.

         Simulation models are also performed under an instantaneous parallel 200 basis point increase or decrease in interest rates. The model includes assumptions as to repricing and expected prepayments, anticipated calls, and expected decay rates of transaction accounts under the different rate scenarios. The results of these simulations include changes in both net interest income and market value of equity.

         The Company's rate shock simulation models provide results in extreme interest rate environments and results are used accordingly. Reacting to changes in economic conditions, interest rates and market forces, the Company has been able to alter the mix of short and long-term loans and investments, and increase or decrease the emphasis on fixed and variable rate products in response to changing market conditions. By managing the interest rate sensitivity of its asset composition in this manner, the Company has been able to maintain a fairly stable flow of net interest income.

         Complicating management's efforts to control non-trading exposure to interest rate risk is the fundamental uncertainty of the maturity, repricing, and/or runoff characteristics of some of the Company's core banking assets and liabilities. This uncertainty often reflects options embedded in these financial instruments. The most important embedded options are contained in consumer deposits and loans.

         For example, many of the Company's interest bearing retail deposit products (e.g., interest checking, savings and money market deposits) have no contractual maturity. Customers have the right to withdraw funds from these deposit accounts freely. Deposit balances may therefore run off unexpectedly due to changes in competitive or market conditions. To forestall such runoff, rates on interest bearing deposits may have to be increased more (or reduced less) than expected. Such repricing may not be highly correlated with the repricing of prime rate-based or U.S. Treasury-based loans. Finally, balances that leave the banking franchise may have to be replaced with other more expensive retail or wholesale deposits. Given the uncertainties surrounding deposit runoff and repricing, the interest rate sensitivity of core bank liabilities cannot be determined precisely.

         The following table indicates the Company's interest rate-sensitive instruments and their repricing year and current average yield/(cost) for the periods ended December 31 (in thousands).

                                   ------------------------------------------------------------------------------------
                                                                                         Later
                                        2002      2003      2004       2005     2006     Years     Total    Fair Value
                                   ------------------------------------------------------------------------------------
Fixed rate loans                        32,676    11,040     8,470     5,705    3,520    12,756    74,167       75,739
Average interest rate                    8.24%     8.94%     8.86%     8.55%    8.00%     8.40%

Adjustable rate loans                   65,051    22,982    37,346    11,573   11,322     1,292   149,566      149,566
Average interest rate                    6.70%     8.39%     7.72%     8.33%    7.78%     8.17%

Securities(1)                           14,590     5,744     7,408     3,872    2,675     5,989    40,278       40,278
Average interest rate                    5.14%     5.80%     5.97%     5.96%    5.98%     6.08%

Interest-bearing time deposits         128,961     8,120     7,811       466       38        12   145,408      147,308
Average interest rate                    4.95%     3.76%     4.61%     4.82%    3.92%     4.74%

Interest-bearing demand deposits        85,980         -         -         -        -         -    85,980       85,980
Average interest rate                    1.92%         -         -         -        -         -


Short-term borrowings                    1,424         -         -         -        -         -     1,424        1,424
Average interest rate                    5.43%         -         -         -        -         -

Long-term debt                           1,500         -         -         -        -     7,493     8,993        8,993
Average interest rate                    4.63%         -         -         -        -     5.48%


(1)  For the purpose of this table, securities include FHLB Stock and FRB Stock

ITEM 3. PROPERTIES.

         The Bank owns the real property used in its business as follows:

                  Main Office:                       Greenfield Main
                  100 N. High Street                 117 S. Washington Street
                  Hillsboro, Ohio 45133              Greenfield, Ohio 45123

                  Hillsboro Branch                   Greenfield Branch
                  1478 N. High Street                102 Jefferson Street
                  Hillsboro, Ohio 45133              Greenfield, Ohio 45123

                  Hillsboro Uptown Branch            Washington Court House Branch
                  145 W. Beech Street                128 S. North Street
                  Hillsboro, Ohio 45133              Washington Court House, Ohio  43160

                  London Branch
                  279 LaFayette Street
                  London, Ohio  43140

         All such properties, with the exception of the Hillsboro Uptown Branch which is currently under construction, are suitable for carrying on the general business of commercial banking. No such properties are subject to any material encumbrance.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Principal Shareholders

         To the Company's knowledge, except as noted below, no person or entity owns beneficially, directly or indirectly, 5 percent or more of the Company's common stock as of March 31, 2002.

                                                     Amount and Nature of        % of
Name and Address of Beneficial Owner                 Beneficial Ownership        Class
-----------------------------------------------------------------------------------------
Donald E. Fender, Jr.                                  407,000 Shares(1)         13.57%
221 North High Street
Hillsboro, Ohio  45133-1179

Paul W. Pence, Sr.                                     151,250 Shares(2)          5.04%
123 Beekin Drive
Hillsboro, Ohio 45133-1529


----------------------------
(1) Includes 377,000 shares held by the Donald E. Fender, Jr. Revocable Trust, for which Mr. Fender serves as trustee, and 30,000 shares held jointly by Mr. Fender with his spouse.
(2) Includes 140,850 shares currently held of record in the name of Mr. Pence, deceased, and 10,400 shares held individually by Mr. Pence's spouse. The estate of Mr. Pence is currently in the process of administration.

Management

         The following table sets forth, as of March 31, 2002, information as to the beneficial ownership of the Company's Common Stock by each Director and Executive Officer and All Directors and Executive Officers as a group.

                                                        SHARES OF COMPANY                PERCENTAGE OF
                     NAME                AGE              COMMON STOCK                BENEFICIAL OWNERSHIP
                                                       OWNED BENEFICIALLY
          William Butler(1)               65                  41,230                           1.37%
          Charles A. Davis(2)             66                   1,800                           0.06%
          Jack Walker(3)                  73                  21,780                           0.73%
          Paul W. Pence, Jr.              50                   7,655                           0.26%
          James R. Vanzant                54                   1,500                           0.05%
          Robert Hammond                  58                   1,500                           0.05%
          Donald Fender, Jr.(4)           63                 407,000                          13.57%
          James D. Evans(5)                                   10,554                           0.35%



          All directors and executive officers               493,319                          16.45%
          as a group (8 persons)


---------------------------
(1) Includes 1,500 shares held individually by Mr. Butler and 39,730 shares held jointly by Mr. Butler with members of his immediate family.
(2) Includes 1,500 shares held individually by Mr. Davis and 300 shares held individually by Mr. Davis' spouse.
(3) Includes 10,890 shares held by the Jack E. Walker Trust, for which Mr. Walker serves as trustee, and 10,890 shares held by the Patricia C. Walker Trust, for which Mr. Walker's spouse serves as trustee.
(4) Includes 377,000 shares held by the Donald E. Fender, Jr. Revocable Trust, for which Mr. Fender serves as trustee, and 30,000 shares held jointly by Mr. Fender with his spouse.
(5) Includes 10,350 shares held jointly by Mr. Evans with his spouse, and 204 shares held jointly Mr. Evans with other members of his immediate family.


ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

Directors(1)

                    NAME AND AGE               PRINCIPAL OCCUPATION               DIRECTOR SINCE
              William Butler                  President, Union Stock Yards             1983
              65

              Charles A. Davis                Retired:                                 1983
              66                              Charles Davis Motor Sales

              Jack Walker                     Retired:                                 1974
              73                              Insurance Consultant

              Paul W. Pence, Jr.              President and CEO of the                 1981
              50                              Bank

              James R. Vanzant                Veterinarian                             1992
              54

              Robert Hammond                  Attorney, Sole Practitioner              1994
              58

              Donald Fender, Jr.              CEO and Principal                        1972
              63                              Shareholder of Donald E.
                                              Fender Realty, Inc.

-----------------------------
(1) There are currently two vacancies on the Board of Directors of the Company. The Board, through its nominating committee, is actively seeking persons to fill these two open positions.


Executive Officers

                                                                       PRESENT
                                  POSITIONS HELD WITH THE           POSITION HELD
           NAME AND AGE              COMPANY AND BANK                   SINCE
      Paul W. Pence, Jr.       President and Chief Executive             1981
      50                       Officer of the Bank

      James D. Evans           Executive Vice President of the           1987
      52                       Bank


         Each individual has held the position noted during the past five years. The term of each executive officer is subject to annual renewal by resolution of the Board of Directors of the Company.


ITEM 6. EXECUTIVE COMPENSATION.

         The following remuneration table sets forth all direct remuneration paid by the Bank during the last three fiscal years to the Company's President and Chief Executive Officer and Executive Vice President. No other officers' total compensation exceeded $100,000 during the last three years.

Summary Compensation Table


                                                                       ALL OTHER
                                          ANNUAL COMPENSATION        COMPENSATION
                                          -------------------        ------------

NAME AND
PRINCIPAL POSITION         YEAR          SALARY          BONUS
------------------         ----          ------          -----
Paul W. Pence, Jr.         2001         $137,261        $87,023        $12,037(1)
President and Chief        2000         $130,725        $73,598        $22,885
  Executive Officer        1999         $124,500        $68,027        $20,305

James D. Evans             2001         $113,558        $57,597        $10,302(2)
Executive                  2000         $108,150        $45,666        $19,713
  Vice President           1999         $103,000        $42,210        $17,691

----------------------------
(1) This amount includes premiums for term life insurance in the amount of $383 and registrant contributions to a 401(k) plan on behalf of Mr. Pence in the amount of $2,849. The remaining $8,805 is attributable to the value of options granted pursuant to the Company's Executive Investment Plan which vested in 2001.
(2) This amount includes premiums for term life insurance in the amount of $383 and registrant contributions to a 401(k) plan on behalf of Mr. Evans in the amount of $2,306. The remaining $7,613 is attributable to the value of options granted pursuant to the Company's Executive Investment Plan which vested in 2001.

Employment Contracts, Termination of Employment and Change-in-Control
Arrangements

         There are no employment or change in control contracts between the Company and any of its named executive officers.

Defined Benefit Plan Disclosure

         The Company has a defined benefit plan available for participation by all employees of the Company. Each employee of the Bank who is at least 21 years of age and has completed one year of "eligibility service" is entitled to participate in the Plan, and all contributions become fully vested following five years of service. Pursuant to the Plan, the Bank contributes to a separate trust account on behalf of employees of the Bank an amount determined by an independent actuary necessary to provide the benefits set forth in the Plan. Benefits from the Plan become available to the employee upon retirement, or in the event of death or disability. If employment is terminated prior to normal retirement, the employee receives all "vested" contributions based upon an established vesting schedule.

--------------------------------------------------------------------------------------------------------------
                                                          YEARS OF CREDITED SERVICE
AVERAGE ANNUAL              ----------------------------------------------------------------------------------
SALARY                             10            15            20            25            30            35
--------------------------------------------------------------------------------------------------------------
$10,000                            900         1,350         1,800         2,250         2,700          3,150
--------------------------------------------------------------------------------------------------------------
$25,000                          2,250         3,375         4,500         5,625         6,750          7,875
--------------------------------------------------------------------------------------------------------------
$50,000                          5,186         7,779        10,372        12,965        15,558         18,151
--------------------------------------------------------------------------------------------------------------
$75,000                          9,061        13,592        18,122        22,653        27,183         31,714
--------------------------------------------------------------------------------------------------------------
$100,000                        12,936        19,404        25,872        32,340        38,808         45,276
--------------------------------------------------------------------------------------------------------------
$125,000                        16,811        25,217        33,622        42,028        50,433         58,839
--------------------------------------------------------------------------------------------------------------
$150,000                        20,686        31,029        41,372        51,715        62,058         72,401
--------------------------------------------------------------------------------------------------------------
$175,000                        24,561        36,842        49,122        61,403        73,683         85,964
--------------------------------------------------------------------------------------------------------------
$200,000                        28,436        42,654        56,872        71,090        85,308         99,526
--------------------------------------------------------------------------------------------------------------
$250,000                        28,436        42,654        56,872        71,090        85,308         99,526
--------------------------------------------------------------------------------------------------------------

         Compensation covered under the Plan includes the average of the taxable wage bases in effect under Section 230 of the Social Security Act for each year in the 35-year period ending with the year in which the Plan member attains his social security retirement age. In determining a Plan member's covered compensation for any Plan year, the taxable wage base for the current Plan year and any subsequent Plan year shall be assumed to be the same as the taxable wage base in effect as of the beginning of the Plan year for which the determination is made.

         Benefits for unmarried individuals are calculated on a straight-annuity amount, and benefits for married individuals are in the form of a qualified joint and survivor annuity of equivalent actuarial value to the pension otherwise payable, providing for a reduced pension payable to the plan member during his life, and after his death providing that one-half of that reduced pension will continue to be paid during the life of, and to, the spouse to whom he was married. Optional structures for benefit calculations are available to Plan members pursuant to the Plan, subject to certain restrictions. Benefits are not subject to reduction for social security or other offset amounts.

         Credited service under the plan for Paul W. Pence, Jr. at the end of 2001 was 22 years, and credited service under the plan for James D. Evans at the end of 2001 was 15 years.

Compensation of Directors

         Directors are paid an annual retainer of $9,000, $300 per Regular Meeting of the Board of Directors (held twice per month), $300 for each Special Meeting of the Board of Directors, if any, and $300 for each Committee Meeting attended.

         Directors of the Company are permitted, at their election, to defer some or all of their retainer and meeting fee compensation pursuant to the Merchants National Bank Directors' Deferred Compensation Plan. This plan provides an avenue for members of the Board of Directors to accumulate additional retirement income by making elective contributions into an unfunded, nonqualified deferred compensation plan.

Report of the Compensation Committee

         Under rules established by the Securities and Exchange Commission (the "SEC"), the Company is required to provide certain data and information in regard to the compensation and benefits provided to the Company's President and Chief Executive Officer and, if applicable, the four other most highly compensated Executive Officers, whose compensation exceeded $100,000 during the Company's fiscal year. The disclosure requirements, as applied to the Company, include the Company's President and Chief Executive Officer, Mr. Paul W. Pence, Jr., and the Company's Executive Vice President, Mr. James D. Evans. The Compensation Committee of the Company, with respect to all employees, has the responsibility of implementing the compensation policies and practices as established by the Board of Directors. At the direction of the Board of Directors, the Compensation Committee has prepared the following report for inclusion in the Form 10 registration statement.

         Compensation Philosophy - This report reflects the Company's compensation philosophy as endorsed by the Board of Directors. Essentially, the employee compensation program of the Company has been designed to:

     - Support a policy that rewards all employees for positive corporate performance;
     - Motivate all employees to advance the strategic business goals of the Corporation; and
     - Provide competitive compensation opportunities that allow the Company to compete for and retain talented employees who are critical to the Company's long-term success.

         The Compensation Committee annually evaluates the performance and considers compensation adjustments for all employees. The President and Executive Vice President present recommended hourly and salaried employees compensation adjustments to the committee.

         The executive officers review with the committee the performance for the prior year of key officers of the company. At this time, individual improvement and development needs and job targets for the coming year for the key officers are discussed with the committee.


         A critical function of the Compensation Committee is to conduct reviews, assemble compensation survey data and make a recommendation to the full Board of Directors regarding executive compensation. The Compensation Committee then presents to the Board of Directors a report on recommended adjustments in the level of compensation and benefits for executive officers and for all employees. Final disposition of these recommendations of the committee rests solely with the Company's Board of Directors. The primary compensation for the named executive officers is comprised of three principal components: (1) salary;
(2) distributions pursuant to the Company's Profit Sharing Bonus Plan; and (3) compensation deferrals under the Company's Executive Investment Plan.


         Salary. It is the Compensation Committee's policy that a competitive base salary is essential in order to retain quality executive personnel. The salary for each named executive officer is determined annually based upon the Committee's consideration of two primary factors: competitive compensation levels; and individual performance. As a method for determining competitive salary levels, the Committee reviews various reports of peer data and compensation surveys sponsored by trade and consulting groups within the financial services industry. The reports and surveys utilized by the Committee generally break down overall compensation data into subcategories based upon the relative asset size of the various respondent institutions. The Committee primarily utilizes the compensation data within its respective asset category. For purposes of salary determinations made for the previous year, the reports and surveys included the following: the Illinois Bankers Association 2000 Midwest Bank Holding Company Executive Compensation Report; the Crowe Chizek 2000 Ohio Financial Institutions Total Compensation Survey; and the 2000 BAI Bank Cash Compensation Survey Results. Based upon a detailed analysis of the report data, the Committee determines an appropriate competitive salary range for each named executive officer. The exact placement of each named executive officer within the pre-established range is determined by a final subjective evaluation by the Committee of the performance of the executive during the prior year. Following this review and determination process, the Committee submits its salary recommendations to the full Board of Directors, which retains authority to review and approve all compensation recommendations made by the Committee.


         Profit Sharing Bonus Plan. It is the Compensation Committee's policy that a significant portion of employee compensation should be payable annually in the form of a bonus, such to be based principally upon the overall financial performance of the Corporation.



         The Company adopted its Profit Sharing Bonus Plan in May, 1988. This plan is based on a formula using the company's return on equity to establish a "bonus pool" which is distributed among all eligible full and part time employees. To be eligible to participate, an employee must be employed on December 31st of the plan year. To determine a participant's bonus payment under the plan, each participant receives one "share" for every $100 of his or her gross earnings for the calendar year. At the end of the year, the number of shares accumulated by each employee are added together to compute the total number of shares participating in the plan for that calendar year. The bonus pool is then distributed to participants on a per share basis.

         The full Board of Directors adopted resolutions in 1996, 1998 and 2001 which effectively allow the named executive officers to participate in the Profit Sharing Bonus Plan at higher levels than provided for general participants. Additional compensation provided to the named executive officers pursuant to these resolutions comes from outside of the general bonus pool, and these functional modifications in no way affect amounts received by general participants under the plan. Pursuant to the most current Board resolutions, Paul W. Pence, Jr. effectively participates in the Plan at 2.5 times the amount calculated for allotment to him pursuant to the general disbursement formula contained in the Plan. Under the same resolutions, James D. Evans effectively participates at 2.0 times the amount otherwise calculated for allotment to him under the Plan's general formula.


         Executive Investment Plan. Effective January 1, 1997, the Company implemented an Executive Investment Plan (the "EIP.") The EIP is structured as a nonqualified deferred compensation plan, pursuant to which executive officers and other key employees who occupy senior managerial and professional positions with the Company are periodically granted options to purchase certain investment securities from the Company. As a condition to the grant of an option, a participant may be required to enter into a covenant not to compete with the Company or into an agreement to remain in the employ of the Company for at least six months. Investment securities available for purchase pursuant to the options consist of publicly traded mutual funds of varying investment risk.

         This plan is structured to defer recognition of taxable income by the employee until the option is exercised. Pursuant to the EIP, options can be exercised during a period ranging from six months after the date of grant, to, in some cases, five years after the optionee's termination of employment. However, individual grants made pursuant to the EIP may provide that the options vest in periodic increments. Options granted under the EIP provide for an initial exercise price of 25% of the fair market value of the investment securities on the date of grant and are periodically adjusted to maintain the exercise price at 25% of the current fair market value. The fair market value of options vested during a particular year over the periodically recalculated exercise price equals the value of the compensation deferred for that year.


         Discussion of CEO Compensation - Effective January 1, 2001, the Compensation Committee recommended and the Board approved the increase in the base salary of the Chief Executive Officer to $137,261. This increase reflected consideration of competitive data reported in the compensation surveys discussed above and the Committee's subjective assessment of the CEO and recognition of the Company's performance during 2000. With respect to competitive compensation data reviewed by the Committee, in all cases the base salary of the CEO was ultimately set just below the median level of base salaries reported by respondent institutions within the relevant asset categories. While the CEO's total cash compensation for the 2001 fiscal year fell roughly within the seventy to seventy-fifth percentile of relevant respondent institutions, this primarily reflects reward payments made pursuant to the Company's Profit Sharing Plan.



         All compensation granted to the CEO pursuant to the Company's Profit Sharing Bonus Plan for fiscal year 2001, in the amount of $87,023, was calculated in accordance with the formula provided under the plan and the relevant resolutions of the Company's Board of Directors.


         There were no grants in 2001 to either named executive officer under the Company's EIP.

THIS REPORT ON COMPENSATION IS SUBMITTED BY THE COMPENSATION COMMITTEE MEMBERS:

DONALD FENDER, JR., CHAIRMAN, CHARLES A. DAVIS, WILLIAM BUTLER AND JAMES R. VANZANT

Compensation Committee Interlocks and Insider Participation

         During the last fiscal year, the following individuals served as members of the Compensation Committee: Donald Fender, Jr., Charles A. Davis, William Butler and James R. Vanzant. Some of the Directors who served on the Compensation Committee, and the companies with which they are associated, were customers of and have had banking transactions with the Bank in the ordinary course of the Bank's business in the past and up to the present time. All loans and commitments for loans included in such transactions were made on substantially the same terms including interest rates and collateral as were prevailing at the time for comparable transactions with other persons. In the opinion of the Board of Directors of the Bank, these loans and commitments for loans do not involve more than a normal risk of collectibility or present other unfavorable features.

         The Company and/or the Bank have had, and expect to have in the future, banking transactions in the ordinary course of its business with such directors, and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. It is intended that such transactions will not involve more than the normal risk of collectibility or present other unfavorable features.

Performance Graph - Five-Year Shareholder Return Comparison

         The following graph provides a comparative presentation of the Company's cumulative five-year shareholder returns on an indexed basis with the Dow Jones Total Market Index and the Dow Jones Bank Index. Specifically, the graph compares the value of $100 invested on December 31, 1997, in the Company's stock, the Dow Jones Total Market Index and the Dow Jones Bank Index.

                                    [GRAPH]

ASSUMES $100 INVESTED ON JANUARY 1, 1997
IN MERCHANTS BANCORP, INC. COMMON STOCK.
DOW JONES TOTAL MARKET INDEX & DOW JONES BANK INDEX

*TOTAL RETURN ASSUMES REINVESTMENT OF DIVIDENDS


------------------------------------------------------------------------------------------------------------
                                         12/31/96    12/31/97   12/31/98    12/31/99    12/31/00   12/31/01
                                         --------    --------   --------    --------    --------   --------
MERCHANTS BANCORP, INC.                   $100.00     $130.11    $166.85     $264.72     $239.19    $255.82
DOW JONES TOTAL MARKET INDEX              $100.00     $131.81    $164.63     $202.04     $183.31    $161.46
DOW JONES BANK INDEX                      $100.00     $150.13    $159.29     $140.21     $165.25    $164.47
------------------------------------------------------------------------------------------------------------

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Some of the directors, officers and principal shareholders of the Company and/or the Bank and the companies with which they are associated were customers of and have had banking transactions with the Bank in the ordinary course of the Bank's business in the past and up to the present time. All loans and commitments for loans included in such transactions were made on substantially the same terms including interest rates and collateral as were prevailing at the time for comparable transactions with other persons. In the opinion of the Board of Directors of the Bank, these loans and commitments for loans do not involve more than a normal risk of collectibility or present other unfavorable features.

         The Company and/or the Bank have had, and expect to have in the future, banking transactions in the ordinary course of its business with directors, officers, principal shareholders and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. It is intended that such transactions will not involve more than the normal risk of collectibility or present other unfavorable features.

ITEM 8. LEGAL PROCEEDINGS.

         Currently, there are no pending legal proceedings, other than routine proceedings incidental to the business of banking, to which either the Company or the Bank is a party, or to which any of their property is the subject. Additionally, management of the Company is not aware of the contemplation of any proceedings the institution of which would have a material adverse impact upon the financial condition of the Company or the Bank.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

a. Market Information

         There is no established public trading market for the Company's common stock and the shares of the Company are not listed on any exchange. Sale price information provided below on a quarterly basis for the two most recent fiscal years is based on information reported to the Company by individual buyers and sellers of the Company's stock, based on actual transactions of which information was obtained at the time of transfer. Not all sales transaction information during these periods was obtained.

                                                      2001
                                                      ----
     First Quarter(1)               Second Quarter                Third Quarter               Fourth Quarter
     -------------                  --------------                -------------               --------------
High              Low           High              Low        High              Low        High              Low
$27.00            $25.00        $30.00            $26.66     $30.00            $26.00     $31.00            $26.00
                                                      2000
                                                      ----
     First Quarter(1)              Second Quarter(1)            Third Quarter(1)             Fourth Quarter(1)
     -------------                 --------------               -------------                --------------
High              Low           High              Low        High              Low        High              Low
$37.50            $22.27        $33.33            $29.50     $30.00            $21.67     $26.67            $20.00

-----------------------------
(1)  Adjusted to reflect a 3 for 1 stock split effective March 5, 2001.

         The Company currently has 3,000,000 shares of common stock outstanding. All of such shares are and, upon effectiveness of this Registration Statement, will be eligible for sale in the open market without restriction or registration under the Securities Act of 1933, as amended (the "Securities Act"), except for shares held by "affiliates" of the Company. Shares held by affiliates are subject to the resale limitations of Rule 144, as promulgated under the Securities Act. For purposes of Rule 144, "affiliates" are deemed to be all Directors, Executive Officers and ten percent beneficial owners of the Company. As of March 31, 2002, affiliates of the Company had beneficial ownership of an aggregate of 493,319 shares of the Company's common stock. The Company has one shareholder with beneficial ownership of more than ten percent of its outstanding shares, and such individual is also a Director of the Company.

         Rule 144 subjects affiliates to certain restrictions in connection with the resale of Company securities that do not apply to individuals currently holding outstanding shares of Company stock. Commencing ninety days after the effective date of this Registration Statement, affiliates of the Company may sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of then outstanding shares of Company common stock, or the average weekly trading volume of the common stock in the over-the-counter market during the four calendar weeks preceding filing by the selling affiliate of the requisite notice of sale with the SEC on Form 144. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice to the Securities and Exchange Commission, and the availability of current public information about the Company.

         The Company has no outstanding options or warrants to purchase shares of its common stock or securities convertible into shares of common stock.

b. Holders

         The number of holders of record of the Company's common stock at March 31, 2002 was 663.

c. Dividends

         Dividends are generally declared by the Board of Directors of the Company semiannually (June 30 and December 31, respectively). Dividends per share declared by the Company on its common stock during the years of 2001 and 2000 are as follows:

                                            2001                      2000
          Month
               June                        $0.24                    $0.22(1)
               December                    $0.28                    $0.23(1)
                                           -----                    -----

          TOTALS                           $0.52                    $0.45
                                           =====                    =====

--------------------
(1)  Adjusted to reflect a 3 for 1 stock split effective March 5, 2001.


         The Company currently expects that comparable semiannual cash dividends will continue to be paid in the future. For information on regulatory restrictions to the Board's ability to declare and pay dividends, please refer to the following: (1) Supervision and Regulation - Dividend Restrictions and (2)
Note 13 to the Company's Consolidated Financial Statements, Regulatory Matters.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

         The Company has engaged in no unregistered offerings of its securities within the last three years.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

Voting Rights

         The Company's Articles of Incorporation currently authorize 4,500,000 Common Shares, all of which are without par value. As of March 31, 2002, 3,000,000 of these Common Shares were issued and outstanding. Each Share of Common Stock of the Company entitles the holder thereof to one (1) vote on all matters except the election of directors, where shareholders are entitled to vote their shares cumulatively. A majority of the votes cast at a meeting of the shareholders will decide every question or matter submitted to the shareholders, unless as otherwise expressly required by Ohio law or by the Company's Articles of Incorporation.

Cumulative Voting

         As stated above, shareholders are entitled to vote shares cumulatively in the election of Directors, and Directors of the Company are elected by a plurality of votes. A shareholder voting cumulatively may cast the number of shares he owns times the number of Directors to be elected in favor of one nominee or allocate such votes among the nominees as he or she determines. As indicated below, the Company's Code of Regulations provides for a classified, or staggered, Board of Directors. This means that the Board of Directors is divided into three classes, as nearly equal in number as possible, with the term of office of one class of Directors expiring each year. One consequence of a classified Board of Directors is to minimize the impact of cumulative voting in the election of Directors.

Preemptive Rights

         The holders of Common Shares of the Company have no preemptive right to acquire additional Shares which may, from time to time, be authorized and issued by the Company. Preemptive rights permit a shareholder, upon the issuance of additional shares by a corporation, to subscribe to a sufficient number of such shares so as to maintain his or her relative pro rata ownership interest in the corporation.

Transfer and Assessability

         The transfer of the Common Shares of the Company may not be restricted by the Company. No transfers of shares, however, shall be entered upon the records of the Company until the previous certificates, if any, given for the same shall have been surrendered and canceled. Once Common Shares of the Company have been issued, they are fully paid and non-assessable.

Dividend Rights

         Dividends may be paid on Common Shares of the Company as are declared by the Board of Directors out of funds legally available therefor under the Ohio General Corporation Act. Pursuant to Ohio law, dividends may not exceed the surplus of a corporation, and may not be declared if the corporation is insolvent or would be made insolvent by declaration of the proposed dividend. The ability of the Board of Directors to declare dividends on Company Common Shares is also subject to the ability of the Bank to pay dividends up to the Company. For a discussion of the restrictions on the ability of the Bank to pay dividends, refer to the following: (1) Supervision and Regulation - Dividend Restrictions and (2) Note 13 to the Company's Consolidated Financial Statements, Regulatory Matters.

Antitakeover Measures

         The Company's governing documents also contain certain provisions to protect the interest of the Company and its shareholders in the event of a hostile takeover attempt. A brief description of the material aspects of these provisions is provided as follows:

         1. Article Sixth of the Company's Articles of Incorporation requires both a "supermajority" shareholder vote and the satisfaction of certain "fair price" provisions in connection with the approval of certain mergers, consolidations, sales of substantially all of the assets and similar transactions involving control of the Company ("Combinations"). Fair price provisions are intended to guarantee that all shareholders receive an identical price in connection with the sale of their shares.

              Specifically, a vote of not less than 80% of the outstanding shares of the Company is generally required to effect Combinations not approved by a majority of Directors not affiliated with the potential acquiror (the "Disinterested Directors"). Additionally, unless the combination is approved by a majority of Disinterested Directors or the fair price provisions contained in Article Sixth are satisfied, the vote of two-thirds of the outstanding voting shares of the Company, not including shares then held by the potential acquiror, is also required to approve the Combination.

         2. Article III of the Company's Code of Regulations contains a provision which "classifies" the Board of Directors into three classes. Classification of the Board provides for the election each year of one-third of the total number of Directors to rolling three-year terms, which makes it difficult to replace the Board of Directors.

         3. Article III of the Company's Code of Regulations states that the removal of a director, otherwise than for cause pursuant to
              Section 1701.58 of the Ohio Revised Code, requires the affirmative vote of two-thirds of the outstanding shares of the Company. However, a Director may not be removed if the number of shares voted against his removal would be sufficient to elect the Director if voted cumulatively at a meeting of shareholders called for that purpose.

These provisions and limitations will make it more difficult for companies or persons to acquire control of the Company without the support of the Board of Directors of the Company. However, these provisions also could deter offers for Shares in the Company which might be viewed by certain investors not to be in their best interest.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Article Eighth of the Company's Articles of Incorporation provides that Company shall indemnify its present and past Directors, officers, employees and agents to the full extent permitted under Title 17 of the Ohio Revised Code (the General Corporate Statute). Additionally, Article Eighth further requires the Company to indemnify its past and present Directors for any personal liability sustained in connection with the breach of the respective Director's fiduciary duty. Notwithstanding the foregoing, Article Eighth states that no indemnification will be provided in connection with a breach of the Director's duty of loyalty, in connection with actions taken by the Director in bad faith or involving a knowing violation of the law or in connection with the illegal distribution of dividends.

         Section 1701.13(E) of Title 17 under the Ohio Revised Code governs the indemnification of directors, officers and other agents of Ohio chartered corporations. It provides that the Company is entitled to indemnify any director, officer employee or other agent of the Company who is, or potentially might be, made a party to any civil, criminal or administrative proceeding by reason of the person's service in his or her respective official capacity. The section allows indemnification against expenses (including attorney's fees), judgments, fines and settlements incurred in connection with the proceeding, but only if the person is found, in accordance with provisions contained in the statute, to have acted in good faith and in a manner reasonably believed to not be opposed to the best interests of the Company. With respect to any criminal proceedings, indemnification will be available only if it is found that the person in question had no reasonable cause to believe his or her conduct was unlawful. Section 1701.13(E) further provides that, to the extent any indemnifiable party is successful in defending an action, the Company is required to provide indemnification against all expenses incurred in connection with the defense.

         Section 1701.13(E) also allows the Company to indemnify certain defense expenses, including attorney's fees, as they are incurred, but only upon receipt of a statutorily prescribed undertaking by the respective party to repay any such amounts if it is ultimately determined that the person is not entitled to indemnification. The Company will be required to indemnify these expenses on behalf of Directors as they are incurred, but only if the director in question provides the Company with the statutorily prescribed undertaking.

         Section 1701.13(E) further allows the Company to purchase insurance to protect against any liability incurred by an indemnifiable party in connection with proceedings arising out of actions taken in his or her respective capacity. The Company is allowed to purchase such insurance irrespective of whether or not it would have the authority itself to indemnify the person against liability. The Company currently has an indemnification policy which provides up to $9 million in coverage.


ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

         Registrant's Financial Statements are attached hereto as an exhibit.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         There have been no disagreements with the independent accountants on matters of accounting principles or financial statement disclosure required to be reported under this item. There has been no change in accountants since January 1, 2001.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

A.       Annual Financial Statements

         Independent Auditors' Report
         Consolidated Balance Sheets,
                  December 31, 2001 and 2000
         Consolidated Statements of Income,
                  Years ended December 31, 2001, 2000 and 1999
         Consolidated Statements of Changes in Shareholders' Equity
                  Years ended December 31, 2001, 2000 and 1999
         Consolidated Statements of Cash Flows,
                  Years ended December 31, 2001, 2000 and 1999
         Notes to Consolidated Financial Statements,
                  December 31, 2001, 2000 and 1999


B.       Exhibits

          2. Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession
          3.      Articles of Incorporation and Code of Regulations
          4.      Instruments Defining the Rights of Security Holders
          9.      Voting Trust Agreement
          10.     Material contracts
          11.     Statement re Computation of Per Share Earnings
          12.     Statements re Computation of Ratios
          16.     Letter re Change in Certifying Accountant
          21.     Subsidiaries of the Registrant
          24.     Power of Attorney
          99.     Additional Exhibits

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act or 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     Merchants Bancorp, Inc.
                                               ---------------------------------
                                                         (Registrant)



Date        June 12, 2002                  By      /s/Paul W. Pence, Jr.
     -------------------------------           ---------------------------------
                                                Paul W. Pence, Jr., President

                                  EXHIBIT INDEX

Exhibit Number               Description

(a)  Financial Statements:

     Independent Auditors' Report
     Consolidated Balance Sheets
     Consolidated Statements of Income
     Consolidated Statements of Changes in Shareholders' Equity
     Consolidated Statements of Cash Flows
     Notes to Consolidated Financial Statements


(b)  Exhibits*


         (2)      Not Applicable

         (3)      (I) Articles of Incorporation
                  (II) Code of Regulations

         (4)      See Exhibit (3)

         (9)      None

         (10)     Material Contracts:

                  10.1     The Merchants National Bank Defined Benefit
                           Retirement Plan
                  10.2 The Merchants National Bank Profit Sharing and 401(k) Savings Retirement Plan and Trust
                           (I)  Defined Contribution Prototype Plan
                           (II) Non-Standardized 401(k) Savings Plan and Trust
                                Prototype Plan Adoption Agreement
                  10.3     The Merchants National Bank Profit Sharing Bonus Plan
                  10.4 The Merchants National Bank of Hillsboro, Ohio Executive Investment Plan
                  10.5 The Merchants National Bank Directors' Deferred Compensation Plan

         (11) Not Applicable - Registrant has a simple capital structure comprised of solely common stock and no debt securities outstanding.

         (12) Not Applicable - Registrant has a simple capital structure comprised of solely common stock.

         (16)     Not Applicable

         (21)     Subsidiaries of the Registrant

         (24)     Not Applicable

         (99)     None




* Previously filed.

INDEPENDENT AUDITORS' REPORT


Board of Directors and Shareholders
Merchants Bancorp, Inc.
Hillsboro, Ohio

We have audited the accompanying consolidated balance sheets of Merchants Bancorp, Inc. and subsidiary (the "Corporation") as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte & Touche LLP


January 16, 2002
Cincinnati, Ohio

MERCHANTS BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000 (IN THOUSANDS EXCEPT SHARE DATA)
--------------------------------------------------------------------------------

ASSETS                                                          2001         2000
CASH AND CASH EQUIVALENTS:
  Cash and due from banks                                    $  13,570    $  10,323
  Interest-bearing deposits in banks                             4,618            -
  Federal funds sold                                            16,600            -
                                                             ---------    ---------
            Total cash and cash equivalents                     34,788       10,323
                                                             ---------    ---------

SECURITIES AVAILABLE FOR SALE
    (amortized cost of $37,423 and $37,380, respectively)       38,221       37,753
                                                             ---------    ---------

LOANS                                                          223,727      222,371
Less allowance for loan losses                                  (1,960)      (1,911)
                                                             ---------    ---------
            Net loans                                          221,767      220,460
                                                             ---------    ---------

OTHER ASSETS:
  Bank premises and equipment, net                               4,343        4,432
  Accrued interest receivable                                    2,957        2,901
  Deferred income taxes                                            137          273
  Other                                                          2,683        2,592
                                                             ---------    ---------
           Total other assets                                   10,120       10,198
                                                             ---------    ---------

TOTAL                                                        $ 304,896    $ 278,734
                                                             =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:
  Deposits:
    Noninterest bearing                                      $  31,220    $  26,065
    Interest bearing                                           231,388      209,981
                                                             ---------    ---------
          Total deposits                                       262,608      236,046
                                                             ---------    ---------

  Federal funds purchased                                            -        4,800
  Repurchase agreements                                          1,424        1,887
  FHLB borrowings                                                8,993        7,000
  Other liabilities                                              1,639        1,887
                                                             ---------    ---------
          Total liabilities                                    274,664      251,620
                                                             ---------    ---------

SHAREHOLDERS' EQUITY:
  Common stock - no par value; 4,500,000 shares authorized
      and 3,000,000 shares issued and outstanding                2,000        2,000
  Additional paid-in capital                                     2,000        2,000
  Retained earnings                                             25,710       22,865
  Accumulated other comprehensive income                           522          249
                                                             ---------    ---------
          Total shareholders' equity                            30,232       27,114
                                                             ---------    ---------

TOTAL                                                        $ 304,896    $ 278,734
                                                             =========    =========

See notes to consolidated financial statements.

MERCHANTS BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 (IN THOUSANDS EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

                                                                      2001        2000        1999

INTEREST INCOME:
  Interest and fees on loans                                        $ 20,001    $ 18,922    $ 15,485
  Interest and dividends on securities:
    Taxable                                                            1,721       2,057       1,954
    Exempt from income taxes                                             501         524         449
  Interest on federal funds sold and other short-term investments        208         100         539
                                                                    --------    --------    --------
          Total interest income                                       22,431      21,603      18,427
                                                                    --------    --------    --------

INTEREST EXPENSE:
  Interest on deposits                                                10,231       9,918       7,600
  Interest on repurchase agreements and federal funds purchased          116         129         126
  Interest on FHLB borrowings                                            446         348         362
                                                                    --------    --------    --------
          Total interest expense                                      10,793      10,395       8,088
                                                                    --------    --------    --------

NET INTEREST INCOME                                                   11,638      11,208      10,339

PROVISION FOR LOAN LOSSES                                               (177)       (177)       (130)
                                                                    --------    --------    --------

NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES                                                     11,461      11,031      10,209
                                                                    --------    --------    --------

NONINTEREST INCOME:
  Service charges and fees                                             1,124         983         877
  Securities gains, net                                                    -           1           -
  Other                                                                  348         285         217
                                                                    --------    --------    --------
          Total noninterest income                                     1,472       1,269       1,094
                                                                    --------    --------    --------

NONINTEREST EXPENSE:
  Salaries and employee benefits                                       3,334       3,283       3,081
  Occupancy                                                            1,083         908         865
  Legal and professional services                                        323         226         208
  Franchise tax                                                          281         235         252
  Data processing                                                        253         209         172
  Advertising                                                            211         231         197
  Other                                                                1,091       1,039         987
                                                                    --------    --------    --------
          Total noninterest expense                                    6,576       6,131       5,762
                                                                    --------    --------    --------

INCOME BEFORE INCOME TAXES                                             6,357       6,169       5,541

INCOME TAXES                                                          (1,952)     (1,964)     (1,765)
                                                                    --------    --------    --------

NET INCOME                                                          $  4,405    $  4,205    $  3,776
                                                                    ========    ========    ========

BASIC EARNINGS PER SHARE                                            $   1.47    $   1.40    $   1.26
                                                                    ========    ========    ========

DILUTED EARNINGS PER SHARE                                          $   1.47    $   1.40    $   1.26
                                                                    ========    ========    ========

See notes to consolidated financial statements.

MERCHANTS BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 (IN THOUSANDS EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

                                                                                                          ACCUMULATED
                                                                             ADDITIONAL                     OTHER
                                                                 COMMON       PAID-IN        RETAINED    COMPREHENSIVE
                                                                 STOCK        CAPITAL        EARNINGS    INCOME (LOSS)    TOTAL

BALANCE, DECEMBER 31, 1998                                      $ 2,000        $ 2,000       $ 17,484        $  442      $21,926
                                                                                                                         -------

COMPREHENSIVE INCOME:
  Net income                                                                                    3,776                      3,776
  Net change in unrealized losses on available for sale
    securities, net of income taxes of $450                                                                    (874)        (874)
                                                                                                                         -------
           Total comprehensive income                                                                                      2,902
                                                                                                                         -------

CASH DIVIDENDS DECLARED  ($0.4167 PER SHARE)                                                   (1,250)                    (1,250)
                                                                -------        -------       --------        ------      -------

BALANCE, DECEMBER 31, 1999                                        2,000          2,000         20,010          (432)      23,578

COMPREHENSIVE INCOME:
  Net income                                                                                    4,205                      4,205
  Net change in unrealized gains on available for sale
    securities, net of income taxes of $350                                                                     681          681
                                                                                                                         -------
           Total comprehensive income                                                                                      4,886
                                                                                                                         -------

CASH DIVIDENDS DECLARED  ($0.45 PER SHARE)                                                     (1,350)                    (1,350)
                                                                -------        -------       --------        ------      -------

BALANCE, DECEMBER 31, 2000                                        2,000          2,000         22,865           249       27,114

COMPREHENSIVE INCOME:
  Net income                                                                                    4,405                      4,405
  Net change in unrealized gains on available for sale
    securities, net of income taxes of $143                                                                     273          273
                                                                                                                         -------
           Total comprehensive income                                                                                      4,678
                                                                                                                         -------

CASH DIVIDENDS DECLARED  ($0.52 PER SHARE)                                                     (1,560)                    (1,560)
                                                                -------        -------       --------        ------      -------

BALANCE, DECEMBER 31, 2001                                      $ 2,000        $ 2,000       $ 25,710        $  522      $30,232
                                                                =======        =======       ========        ======      =======

See notes to consolidated financial statements.

MERCHANTS BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 (IN THOUSANDS)
--------------------------------------------------------------------------------


                                                                          2001        2000        1999
OPERATING ACTIVITIES:
  Net income                                                            $  4,405    $  4,205    $  3,776
  Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                          633         486         447
      Provision for loan losses                                              177         177         130
      Gain on sale of mortgage loans                                        (178)        (21)        (37)
      Proceeds from sale of mortgage loans                                16,007       1,665       1,890
      Mortgage loans originated for sale                                 (15,829)     (1,644)     (1,853)
      Deferred federal income taxes                                           (7)         48          (9)
      Changes in assets and liabilities:
        Accrued interest receivable                                          (56)       (427)        (59)
        Other assets                                                          34        (209)        (10)
        Accrued interest, taxes and other liabilities                       (248)        571         (59)
                                                                        --------    --------    --------
           Net cash provided by operating activities                       4,938       4,851       4,216
                                                                        --------    --------    --------

INVESTING ACTIVITIES:
  Proceeds from sales and maturities of securities available for sale      9,638       5,595      12,515
  Purchases of securities available for sale                              (9,690)     (3,461)    (16,217)
  Purchases of FHLB stock                                                   (125)       (127)       (113)
  Net increase in loans                                                   (1,484)    (35,674)    (18,841)
  Capital expenditures                                                      (544)       (712)       (266)
                                                                        --------    --------    --------
           Net cash used in investing activities                          (2,205)    (34,379)    (22,922)
                                                                        --------    --------    --------

FINANCING ACTIVITIES:
  Net increase in deposits                                                26,562      19,190      23,758
  Net (decrease) increase in repurchase agreements                          (463)        715      (1,599)
  Net FHLB borrowings (payments)                                           1,993       3,000      (4,000)
  Net federal funds purchased                                             (4,800)      4,800           -
  Dividends paid                                                          (1,560)     (1,350)     (1,250)
                                                                        --------    --------    --------
           Net cash provided by financing activities                      21,732      26,355      16,909
                                                                        --------    --------    --------

NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                                             24,465      (3,173)     (1,797)

CASH AND CASH EQUIVALENTS:
  Beginning of year                                                       10,323      13,496      15,293
                                                                        --------    --------    --------

  End of year                                                           $ 34,788    $ 10,323    $ 13,496
                                                                        ========    ========    ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for federal income taxes                    $  1,781    $  2,010    $  2,032
                                                                        ========    ========    ========

  Cash paid during the year for interest                                $ 10,916    $ 10,237    $  8,038
                                                                        ========    ========    ========

See notes to consolidated financial statements.

MERCHANTS BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
--------------------------------------------------------------------------------


1.    SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES


      The accounting and reporting policies of Merchants Bancorp, Inc. (the "Corporation") conform with accounting principles generally accepted in the United States of America and with general practices within the banking industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the carrying amounts reported for assets and liabilities, as well as affecting the disclosures provided in the financial statements and accompanying notes. Actual results could differ from those estimates. Such estimates include, but are not limited to, the allowance for loan losses.


      DESCRIPTION OF BUSINESS - The Corporation is a bank holding company whose subsidiary provides a full range of banking services. Substantially all assets, liabilities, revenues, and expenses are related to banking operations, including lending, investing of funds, and obtaining of deposits and other financing. All of the Corporation's business offices and majority of its business activities are located in the Ohio Counties of Fayette, Highland, and Madison. The Corporation manages its business as one operating segment and reportable unit--community banking.

      The following is a summary of the Corporation's significant accounting policies:

      PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Merchants Bancorp, Inc. and its wholly-owned subsidiary, Merchants National Bank of Hillsboro, Ohio (the "Bank"). All significant intercompany balances and transactions have been eliminated in consolidation.

      CASH AND DUE FROM BANKS - The Corporation was required to maintain funds with the Federal Reserve or in vault cash in accordance with regulatory reserve requirements of approximately $3,482,000 and $1,720,000 at December 31, 2001 and 2000, respectively.

      INVESTMENT SECURITIES - Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," requires securities to be classified as held to maturity, available for sale or trading. Only those securities classified as held to maturity, which the Corporation intends and has the ability to hold until maturity, are reported at amortized cost. Available for sale and trading securities are reported at fair value with unrealized gains and losses included in shareholders' equity or income, respectively.

      Amortization of premiums and accretion of discounts are recorded as interest income using methods which approximate a level yield over the period to maturity. Gains and losses realized on sales of securities are computed using the adjusted cost of the specific securities sold.

      LOANS - Loans are reported at the carrying value of unpaid principal reduced by unearned interest, net deferred loan fees and an allowance for loan losses. Loan origination costs and fees on certain loans are deferred and the net amount is amortized as an adjustment of the related loan's yield over the estimated life of the loan.

      Income is recorded on the effective yield basis. Interest accrual is discontinued when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Any loan greater than 90 days past due must be well secured and in the process of collection to continue accruing interest. Cash payments received on nonaccrual loans generally are applied against principal, and interest income is only recorded once principal recovery is reasonably assured. Loans are not reclassified as accruing until principal and interest payments are brought current and future payments appear reasonably certain.

      A loan is considered impaired when it is probable the Corporation will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the loan's observable market price or the estimated fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

      The allowance for loan losses is established through a provision for loan losses charged to operating expense. Loan losses are charged against the allowance when management believes the loans are uncollectible. Subsequent recoveries, if any, are credited to the allowance.

      The Corporation maintains an allowance for loan losses to absorb probable loan losses inherent in the portfolio. The allowance for loan losses is maintained at a level management considers to be adequate to absorb probable loan losses inherent in the portfolio, based on evaluations of the collectibility and historical loss experience of loans. The allowance is based on ongoing assessments of the probable estimated losses inherent in the loan portfolio. The Corporation's methodology for assessing the appropriate allowance level consists of several key elements, as described below.

      Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and available legal options. Included in the review of individual loans are those that are impaired as provided in SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." As mentioned above, specific reserves for impaired loans are measured based on the fair value of the underlying collateral. The Corporation evaluates the collectibility of both principal and interest when assessing the need for a specific reserve. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

      Homogenous loans, such as consumer installment and residential mortgage loans, are not individually reviewed by management. Reserves are established for each pool of loans based on the expected net charge-offs. Loss rates are based on the average five-year net charge-off history by loan category.

      Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the local economy, trends in the nature and volume of loans (delinquencies, charge-offs, nonaccrual and problem loans), changes in the internal lending policies and credit standards, collection practices, and examination results from bank regulatory agencies and the Corporation's internal credit review function.

      A portion of the allowance is not allocated to any particular loan type and is maintained in recognition of the inherent inability to precisely determine the loss potential in any particular loan or pool of loans. Among the factors used by management in determining the unallocated portion of the allowance are current economic conditions, trends in the Corporation's loan portfolio delinquency, losses and recoveries, level of underperforming and nonperforming loans, and concentrations of loans in any one industry.

      The Corporation has not substantively changed any aspect of its overall approach in the determination of the allowance for loan losses. There have been no material changes in assumptions or estimation techniques as compared to prior years that impacted the determination of the current year allowance.

      BANK PREMISES AND EQUIPMENT - Bank premises and equipment are stated at cost, less accumulated depreciation computed using the straight-line method over their estimated useful lives, which range from five to twenty-five years.

      NONMARKETABLE SECURITIES - The Corporation's investments in the Federal Home Loan Bank and Federal Reserve Bank are carried at cost and included in other assets. The Corporation owned Federal Home Loan Bank and Federal Reserve Bank stock totaling $2,057,000 and $1,932,000 as of December 31, 2001 and 2000, respectively.


      OTHER REAL ESTATE OWNED - Real estate assets acquired through foreclosure are recorded at the lower of cost or fair value, less estimated costs of disposal. Other real estate owned at December 31, 2001 and 2000 was approximately $42,000 and is included in other assets.


      REVENUE RECOGNITION - Interest income on loans is based on the principal balance outstanding, with the exception of interest on certain installment loans which is computed using the sum-of-the-digits method (which approximates the interest yield method) over the lives of the loans

      INCOME TAXES - Deferred income taxes represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal income tax purposes.

      EARNINGS PER SHARE - Basic earnings per share is computed using the weighted average number of shares of common stock outstanding during the year. For the years ending 2001, 2000, and 1999, the Corporation had 3 million shares issued and outstanding, restated in prior years for the 3-for-1 stock split in 2001. There were no common stock equivalents outstanding during the respective periods.

      STATEMENTS OF CASH FLOWS - Cash and cash equivalents is defined to include cash on-hand, noninterest and interest-bearing amounts due from other banks and federal funds sold. Generally, federal funds are sold for one day periods. The Corporation reports net cash flows for customer loan transactions and deposit transactions.

      NEW ACCOUNTING PRONOUNCEMENTS - SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, was effective January 1, 2001. SFAS No. 133 requires that an entity recognize all derivatives and hedging activities as either assets or liabilities in the statement of financial position and measure these instruments at fair value. Management has determined that the Corporation does not have any derivatives as defined by SFAS No. 133, and therefore the statement did not have any impact on the Corporation's financial statements.

      During 2001, the Corporation adopted SFAS No. 141, "Business Combinations," which requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. Effective January 1, 2002, the Corporation adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually. As of December 31, 2001, the Corporation did not have any goodwill recorded and therefore the adoption of SFAS No. 142 will not have any effect on the financial statements.


      SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued in August 2001. SFAS No. 143 requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the related asset be increased by that amount. It also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material impact on the Corporation's consolidated financial statements.



      SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121, was issued in October 2001. This statement primarily defines one accounting model for long-lived assets to be disposed of by sale, including discontinued operations, and addresses implementation issues regarding the impairment of long-lived assets. The adoption of this statement, which is effective January 1, 2002, did not have a material impact on the Corporation's consolidated financial statements.


      RECLASSIFICATIONS - The Corporation has reclassified certain prior year amounts to conform to the 2001 presentation.

2.    SECURITIES

      The following tables provide information related to securities available for sale as of December 31, (in thousands):

                                                                      2001
                                                  ------------------------------------------
                                                  AMORTIZED  UNREALIZED  UNREALIZED   FAIR
                                                     COST      GAINS       LOSSES     VALUE
United States Government and agency
  obligations                                      $ 2,515    $    44     $    (1)   $ 2,558
Obligations of states and political subdivisions     8,588        420         (12)     8,996
Mortgage-backed securities                          26,320        380         (33)    26,667
                                                   -------    -------     -------    -------

Total                                              $37,423    $   844     $   (46)   $38,221
                                                   =======    =======     =======    =======
                                                                     2000
                                                  ------------------------------------------
                                                  AMORTIZED  UNREALIZED  UNREALIZED    FAIR
                                                    COST       GAINS       LOSSES     VALUE
United States Government and agency
  obligations                                      $ 3,494    $     7     $    (9)   $ 3,492
Obligations of states and political subdivisions     9,298        399         (15)     9,682
Mortgage-backed securities                          24,588        160        (169)    24,579
                                                   -------    -------     -------    -------

Total                                              $37,380    $   566     $  (193)   $37,753
                                                   =======    =======     =======    =======


      The book value and approximate fair value of securities at December 31, 2001 by contractual maturity, are shown below (in thousands). Actual maturities may differ from contractual maturities when there exists a right to call or prepay obligations.

                            AMORTIZED      FAIR
                              COST         VALUE
Less than 1 year             $ 2,321      $ 2,373
1 to 5 years                   2,474        2,610
6 to 10 years                    127          135
Over 10 years                  6,181        6,436
Mortgage-backed securities    26,320       26,667
                             -------      -------

Total                        $37,423      $38,221
                             =======      =======

      The Corporation recognized gross gains of $0, $2,000, and $0 and gross losses of $0, $1,000, and $0 from the sale of securities in 2001, 2000, and 1999, respectively.

      At December 31, 2001 and 2000, securities with amortized cost of approximately $21,136,000 and $20,609,000, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

3.    LOANS

      Loans at December 31, 2001 and 2000 were as follows (in thousands):

                                    2001        2000
Commercial real estate           $  41,917    $  39,247
Commercial and industrial           24,088       22,926
Agricultural                        34,313       34,316
Residential real estate             97,182       99,317
Installment                         24,960       24,708
Other                                1,267        1,857
                                 ---------    ---------
           Total                   223,727      222,371
Less allowance for loan losses      (1,960)      (1,911)
                                 ---------    ---------
                                 $ 221,767    $ 220,460
                                 =========    =========

      At December 31, 2001 and 2000, the recorded investment in loans considered to be impaired was approximately $4,133,000 and $1,837,000, of which $383,000 and $342,000 were on a nonaccrual basis, respectively. Specific reserves for credit losses allocated to these loans were $235,000 and $20,000 at December 31, 2001 and 2000, respectively. The average investment in impaired loans for 2001, 2000, and 1999 was $2,625,000, $2,094,000, and $1,262,000, respectively. Interest income recognized from cash payments on impaired loans was $133,000, $122,000, and $89,000 for 2001, 2000, and 1999, respectively.


      Total loans serviced by the Bank for the benefit of others at December 31, 2001 and 2000 were approximately $3,217,000 and $3,518,000, respectively. The servicing asset on loans sold and the related servicing fees generated from serviced loans are not material to the Corporation's financial statements.


4.    ALLOWANCE FOR LOAN LOSSES

      Transactions in the allowance for loan losses were as follows (in thousands):

                                               2001       2000       1999

Balance, January 1                           $ 1,911    $ 1,905    $ 1,911
Provision for loan losses                        177        177        130
Loans charged-off                               (182)      (203)      (159)
Recoveries of loans previously charged-off        54         32         23
                                             -------    -------    -------

Balance, December 31                         $ 1,960    $ 1,911    $ 1,905
                                             =======    =======    =======

5.    BANK PREMISES AND EQUIPMENT

      Bank premises and equipment at December 31, 2001 and 2000 consisted of the following (in thousands):

                                     2001       2000
Land                               $   735    $   540
Buildings and improvements           3,923      3,774
Furniture and equipment              4,258      4,090
                                   -------    -------
            Total                    8,916      8,404
Less accumulated depreciation       (4,573)    (3,972)
                                   -------    -------

Bank premises and equipment, net   $ 4,343    $ 4,432
                                   =======    =======

      Depreciation expense was $633,000, $486,000, and $447,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

6.    DEPOSITS

      Major classifications of deposits are categorized as follows (in thousands):

                                         2001       2000
Noninterest-bearing deposits          $ 31,220   $ 26,065
Savings and interest checking           85,980     69,583
Certificates of deposits > $100,000     30,618     29,367
Other time deposits                    114,790    111,031
                                      --------   --------


Total                                 $262,608   $236,046
                                      ========   ========


Maturities of certificates of deposit for each of the next five years are as follows (in thousands):



                          Amount
                         --------
2002                     $128,973
2003                        8,120
2004                        7,811
2005                          466
2006                           38
                         --------
                         $145,408
                         ========


7.    FHLB BORROWINGS

      All stock in the Federal Home Loan Bank ("FHLB") with a carrying value of $1,936,800 and first mortgage residential loans with an unpaid principal balance of $22,410,000, which equals at least 150% of the amount borrowed, are pledged as collateral on FHLB borrowings. Maturities and interest rates at December 31, 2001 are as follows (in thousands):

MATURITY             RATE    AMOUNT
April 4, 2002        4.6 %   $1,500
April 10, 2008       5.4 %    1,000
September 25, 2008   4.8 %    3,000
March 15, 2010       6.3 %    3,000
September 1, 2011    5.2 %      493
                             ------

Total                        $8,993
                             ======


The maximum amount available to the Corporation under FHLB borrowings was approximately $59.5 million and $68.2 million as of December 31, 2001 and 2000, respectively.

      Interest on the advance maturing on April 10, 2008 is fixed for three years. Commencing April 2001, and quarterly thereafter, the FHLB may convert, at its option, the fixed rate to one that varies with the three month LIBOR. This advance may be prepaid at anytime, subject to the terms of the agreement. Interest on the advance maturing on September 25, 2008 is fixed for three years. Commencing September 2001, and quarterly thereafter, the FHLB may convert, at its option, the fixed rate to one that varies with the three-month LIBOR. Interest on the advance maturing on March 15, 2010 is fixed for one year, commencing March 2001, and quarterly thereafter, the FHLB may convert, at its option, the fixed rate to one that varies with the three-month LIBOR. This advance may be prepaid at anytime, subject to the terms of the agreement.

8.    FEDERAL INCOME TAXES

      Federal income taxes consisted of the following (in thousands):

                                2001       2000      1999
Currently payable              $ 1,959    $ 1,916   $ 1,774
Deferred provision (benefit)        (7)        48        (9)
                               -------    -------   -------

Total                          $ 1,952    $ 1,964   $ 1,765
                               =======    =======   =======

      A reconciliation of the Corporation's statutory income tax rate to the effective rate at December 31 follows:

                                                                    2001         2000         1999
Statutory tax rate                                                  34.0 %       34.0 %       34.0 %
Decrease from tax-exempt interest                                   (2.3)%       (2.5)%       (2.8)%
Other, net                                                          (1.0)%        0.3 %        0.6 %
                                                                    -----        -----        -----

Effective tax rate                                                  30.7 %       31.8 %       31.8 %
                                                                    =====        =====        =====

      Deferred income taxes are provided for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (primarily the allowance for loan losses and unrealized gains/losses on securities available for sale).

      The tax effects of significant items comprising the Corporation's deferred tax assets (liabilities) at December 31, are as follows (in thousands):

                                                     2001     2000
Unrealized gains on securities available for sale   $(271)   $(128)
Allowance for loan losses                             574      557
Other, net                                           (166)    (156)
                                                    -----    -----

Net deferred tax asset                              $ 137    $ 273
                                                    =====    =====

9.    EMPLOYEE BENEFIT PLANS

      The Corporation provides defined pension benefits to substantially all eligible employees. Benefits are based on years of service and earnings in the highest five consecutive calendar years preceding retirement or a monthly amount if employed less than five years. The Plan is funded in accordance with the minimum funding requirements of the Employee Retirement Income Security Act of 1974.

      The details of net periodic pension cost included in personnel expense in the accompanying consolidated statements of income for the years ended December 31, 2001, 2000 and 1999 are as follows (in thousands):

                                                             2001         2000        1999
Economic assumptions:
Discount rate                                                7.50 %       7.50 %       6.75 %
Return on assets                                             7.50 %       7.50 %       6.75 %
Salary increases                                             4.00 %       4.00 %       5.00 %

Service cost                                                $ 107        $  96        $ 118
Interest cost on projected benefit obligation                 105           93           87
Expected return on plan assets                                (98)         (95)         (69)
Net amortization and deferral                                  (4)          (4)           3
                                                            -----        -----        -----

Net periodic pension cost                                   $ 110        $  90        $ 139
                                                            =====        =====        =====

      A summary of the Plan's funded status at December 31 is as follows (in thousands):

                                                                       2001           2000
Economic assumptions:
Discount rate                                                           7.50 %        7.50 %
Salary increases                                                        4.00 %        4.00 %


Projected benefit obligation at beginning of year                     $1,429         $1,281
Service cost                                                             107             96
Interest cost                                                            105             93
Actuarial (gain)/loss                                                    (24)           (39)
Benefits paid during year                                               (311)            (3)
                                                                      ------         ------
Projected benefit obligation at end of year                            1,306          1,428
                                                                      ------         ------

Fair value of plan assets at beginning of year                         1,323          1,275
Actual return on assets                                                 (145)           (67)
Employer contributions                                                   137            118
Benefits paid                                                           (311)            (3)
                                                                      ------         ------
Fair value of plan assets at end of year                               1,004          1,323
                                                                      ------         ------

Funded status - underfunded                                              302            105
Unrecognized transition obligation                                        17             20
Unrecognized prior service cost                                           17             20
Unrecognized net gain (loss)                                            (292)           (73)
                                                                      ------         ------

Accrued pension cost                                                  $   44         $   72
                                                                      ======         ======

      The above accrued pension cost is included in "Accrued interest, taxes and other liabilities" in the accompanying consolidated balance sheets. Unrecognized prior service cost and net gain (loss) is amortized over the average future service lives of plan participants (18 years).


      The Corporation has entered into supplemental deferred compensation agreements with certain executives of the Corporation under an Executive Investment Plan. Total expense related to this plan was approximately $16,000, $37,000, and $33,000 in 2001, 2000, and 1999, respectively.



      As of December 31, 2001 and 2000, the amounts payable under this plan were approximately $179,000 and $208,000, respectively.

      The Corporation has a defined contribution 401(k) plan covering substantially all eligible employees. The Corporation made contributions of $32,000, $30,000 and $25,000 for 2001, 2000 and 1999, respectively.

10.   COMMITMENTS AND CONTINGENT LIABILITIES

      In the normal course of business, the Corporation has outstanding various financial instruments with off-balance sheet risk, such as commitments to extend credit and commercial and standby letters of credit. At December 31, 2001 and 2000, the Corporation had approximately $17,400,000 and $16,115,000, respectively, of commitments to extend credit. Commercial and standby letters of credit were $159,000 and $39,000 at December 31, 2001 and 2000, respectively. Additionally, at both December 31, 2001 and 2000, the Corporation had outstanding letters of credit totaling $5,000,000.

      Commitments to extend credit are agreements to lend. Commercial and standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The Corporation's exposure to credit loss in the event of nonperformance by the other party is represented by the contractual amount. No material losses or liquidity demands are anticipated as a result of these commitments.

      The Corporation evaluates each customer's creditworthiness on a case-by-case basis in accordance with the Corporation's credit policies. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based upon management's credit evaluation of the customer. Collateral held varies, but may include business assets of commercial borrowers as well as personal property and real estate of individual borrowers or guarantors.

      The Corporation grants agribusiness, commercial, residential and installment loans to customers in the surrounding areas of its offices in Hillsboro, Greenfield, London, and Washington Court House, Ohio. Although the Bank has a diversified loan portfolio, the borrower's ability to honor their commitments is dependent upon the regional economy. As of December 31, 2001 and 2000, the Corporation had outstanding approximately $34,105,000 and $34,058,000, respectively, in loans for agriculture purposes, or secured by agricultural properties.

11.   RELATED PARTY TRANSACTIONS

      At December 31, 2001 and 2000, certain directors, executive officers and/or companies in which these individuals had a ten percent or more beneficial ownership were indebted to the Corporation in the aggregate amounts of approximately $1,540,000 and $1,642,000, respectively. A rollforward of the related party activity follows (in thousands):

                          2001       2000
Balance, January 1,     $ 1,642    $ 1,199
Originations              1,044        860
Payments                 (1,146)      (417)
                        -------    -------

Balance, December 31,   $ 1,540    $ 1,642
                        =======    =======

12.   FAIR VALUES OF FINANCIAL INSTRUMENTS

      The estimated fair value of financial instruments is as follows (in thousands):

                                                      DECEMBER 31, 2001                DECEMBER 31, 2000
                                              --------------------------------  -------------------------------
                                                 CARRYING          FAIR             CARRYING          FAIR
                                                   VALUE           VALUE              VALUE           VALUE
Cash and cash equivalents                        $ 34,788        $ 34,788           $ 10,323        $ 10,323
Securities available for sale                      38,221          38,221             37,753          37,753
Federal Reserve Bank and
  FHLB Stock                                        2,057           2,057              1,932           1,932
Loans, net                                        221,767         223,339            220,460         219,316
Deposits:
  Demand deposits                                  31,220          31,220             26,065          26,065
  Savings deposits                                 85,980          85,980             69,583          69,583
 Certificates and other time deposits             145,408         147,308            140,398         140,769
FHLB borrowings and federal funds
  Purchased                                         8,993           8,993             11,800          11,800
Repurchase agreements                               1,424           1,424              1,887           1,887
Commitments                                             -               -                  -               -

      The estimated fair value amounts are determined by the Corporation, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

      CASH AND CASH EQUIVALENTS, FEDERAL RESERVE BANK AND FHLB STOCK - The carrying amounts of these items are a reasonable estimate of their fair value.

      SECURITIES AVAILABLE FOR SALE - Fair values are based on quoted market prices and dealer quotes.

      LOANS RECEIVABLE - The fair value of loans receivable is estimated by discounting future cash flows at market rates for loans of similar terms and maturities, taking into consideration repricing characteristics and prepayment risk.

      DEPOSITS - The fair value of demand deposits and savings deposits is the amount payable on demand at the reporting date. The fair value of fixed-rate certificates of deposits is estimated by discounting the future cash flows using rates offered on the reporting date for deposits of similar remaining maturities.

      FHLB BORROWINGS AND REPURCHASE AGREEMENTS - The carrying amounts of these items are a reasonable estimate of their fair value.

      COMMITMENTS - The estimated fair value of commitments to originate fixed-rate loans is determined based on the fees currently charged to enter into similar agreements and the difference between current levels of interest rates and the committed rates. Based on the analysis, the estimated fair value of such commitments is a reasonable estimate of the loan commitments at par.

      The fair value estimates presented herein are based on information available to management as of December 31, 2001 and 2000. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

13.   REGULATORY MATTERS

      The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporations' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios (set forth in the table below, in thousands) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Corporation meets all capital adequacy requirements to which it is subject.

      As of December 31, 2001, the most recent notification from the Office of the Comptroller of the Currency categorized the Corporation as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Corporation must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institutions' categories.

                                                                                                     TO BE WELL
                                                                                                  CAPITALIZED UNDER
                                                                         FOR CAPITAL              PROMPT CORRECTIVE
                                                 ACTUAL               ADEQUACY PURPOSES           ACTION PROVISIONS
                                        ------------------------- -------------------------- --------------------------
                                           AMOUNT        RATIO        AMOUNT       RATIO         AMOUNT       RATIO
                                           (000's)                   (000's)                    (000's)
As of December 31, 2001:
  Total risk-based capital
     (to risk-weighted assets)
       Consolidated                          $ 31,666    14.9%          $ 16,992     8%           N/A
       Bank                                  $ 25,858    12.5%          $ 16,499     8%        $ 20,624        10%
  Tier 1 risk-based capital
     (to risk-weighted assets)
       Consolidated                          $ 29,706    14.0%          $  8,496     4%           N/A
       Bank                                  $ 23,898    11.6%          $  8,250     4%        $ 12,375         6%
  Tier 1 leverage capital
     (to adjusted total assets)
       Consolidated                          $ 29,706     9.9%          $ 11,975     4%           N/A
       Bank                                  $ 23,898     8.2%          $ 11,729     4%        $ 14,662         5%

As of December 31, 2000:
  Total risk-based capital
     (to risk-weighted assets)
       Consolidated                          $ 28,776    14.1%          $ 16,301     8%           N/A
       Bank                                  $ 23,154    11.7%          $ 15,835     8%        $ 19,794        10%
  Tier 1 risk-based capital
     (to risk-weighted assets)
       Consolidated                          $ 26,865    13.2%          $  8,151     4%           N/A
       Bank                                  $ 21,243    10.7%          $  7,918     4%        $ 11,876         6%
  Tier 1 leverage capital
     (to adjusted total assets)
       Consolidated                          $ 26,865     9.7%          $ 11,066     4%           N/A
       Bank                                  $ 21,243     7.8%          $ 10,833     4%        $ 13,541         5%


      DIVIDEND RESTRICTIONS - National banking laws restrict the maximum amount of dividends that a bank may pay in any calendar year. Dividends are limited to the Bank's retained profits (as defined by the Comptroller of the Currency) for that year and the two preceding years. The amount of retained earnings available for cash dividends payable by the Bank to the Corporation was approximately $7,765,000 and $5,960,000 as of December 31, 2001 and 2000, respectively.

14.   PARENT COMPANY FINANCIAL STATEMENTS

      Condensed Balance Sheets at December 31 (in thousands):

                                        2001      2000
ASSETS

Due from banks                         $   949   $   500
Securities available for sale            4,516     4,545
Loans, net                                 652       739
Other assets                                55        57
Investment in subsidiary                24,398    21,501
                                       -------   -------

TOTAL                                  $30,570   $27,342
                                       =======   =======

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:
Other liabilities                          338       228
                                       -------   -------
     Total liabilities                     338       228
                                       -------   -------

SHAREHOLDERS' EQUITY                    30,232    27,114
                                       -------   -------

TOTAL                                  $30,570   $27,342
                                       =======   =======

      Condensed Statements of Income for the year ended December 31 (in thousands):

                                                      2001     2000     1999
INCOME:
Dividends from subsidiary bank                       $1,560   $1,350   $1,250
Other income                                            314      309      291
                                                     ------   ------   ------
     Total income                                     1,874    1,659    1,541
                                                     ------   ------   ------

EXPENSES:
Other expenses                                           28        6       21
                                                     ------   ------   ------

INCOME BEFORE INCOME TAXES                            1,846    1,653    1,520
                                                     ------   ------   ------

Income tax expense                                       89       91       87
                                                     ------   ------   ------

Income before equity in undistributed
  income of bank subsidiary                           1,757    1,562    1,433
                                                     ------   ------   ------

Equity in undistributed income of bank subsidiary     2,648    2,643    2,343
                                                     ------   ------   ------

NET INCOME                                           $4,405   $4,205   $3,776
                                                     ======   ======   ======

      Condensed Statements of Cash Flows for the year ending December 31 (in thousands):

                                                                   2001       2000      1999
Cash flows from operating activities:
Net income                                                       $ 4,405    $ 4,205    $ 3,776
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Equity in undistributed earnings of subsidiary               (2,648)    (2,643)    (2,343)
     Change in other assets and liabilities, net                     112        171        (19)
                                                                 -------    -------    -------
           Net cash provided by operating activities               1,869      1,733      1,414
                                                                 -------    -------    -------

Cash flows from investing activities:
Purchase of investment securities, net                                53        512       (912)
Change in loans, net                                                  87       (739)         -
                                                                 -------    -------    -------
           Net cash provided by (used in) investing activities       140       (227)      (912)
                                                                 -------    -------    -------

Cash flows from financing activities:
Dividends paid                                                    (1,560)    (1,350)    (1,250)
                                                                 -------    -------    -------
           Net cash used in financing activities                  (1,560)    (1,350)    (1,250)
                                                                 -------    -------    -------

Net increase in cash and cash equivalents                            449        156       (748)

Cash and cash equivalents at beginning of year                       500        344      1,092
                                                                 -------    -------    -------
Cash and cash equivalents at end of year                         $   949    $   500    $   344
                                                                 =======    =======    =======




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